04047928

RRS

Smithfield

SMITHFIELD FOODS, INC. ANNUAL REPORT 2003

FINANCIAL HIGHLIGHTS

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (IN MILLIONS, EXCEPT PER SHARE DATA)	APRIL 27, 2003	APRIL 28, 2002	APRIL 29, 2001
Sales	$7,904.5	$7,356.1	$5,899.9
Net income[1]	26.3	196.9	223.5
Net income per diluted share[1]	.24	1.78	2.03
Weighted average diluted shares outstanding	109.8	110.4	110.1

ADDITIONAL INFORMATION			
Capital expenditures	$ 180.3	$ 171.0	$ 144.1
Depreciation expense	165.2	139.9	124.8
Working capital	833.0	798.5	635.4
Long-term debt and capital lease obligations	1,599.1	1,387.1	1,146.2
Shareholders' equity	1,299.2	1,362.8	1,053.1
Long-term debt to total capitalization[2]	55.2%	50.4%	52.1%

1 FISCAL 2001 NET INCOME AND NET INCOME PER DILUTED SHARE INCLUDE UNUSUAL GAINS OF $48.6 MILLION, OR $.44 PER DILUTED SHARE. THE FISCAL 2001 GAINS RELATE TO THE SALE OF IBP, INC. COMMON STOCK, NET OF RELATED EXPENSES, AND THE SALE OF A PLANT.

2 COMPUTED USING LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS DIVIDED BY LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS AND SHAREHOLDERS' EQUITY.

Smithfield Foods is the world's largest pork processor and hog producer, with revenues of nearly $8 billion in fiscal 2003. The Company processes 19 million hogs, representing a 20 percent U.S. market share. More than half of pork revenues come from value-added, further-processed products. We raise more than 13 million hogs domestically each year for a 13 percent U.S. market share. Smithfield is the fifth-largest U.S. beef processor. We process approximately two million cattle annually, which represent a 7 percent share of the U.S. market.

On July 15, 2003, we signed a definitive asset purchase agreement with Farmland Industries to acquire the pork assets of Farmland Foods. We believe there are significant efficiencies to be gained due to the complementary nature of Farmland and our midwest operations. These assets, combined with the strong Farmland brand, should be valuable additions to the Smithfield family. We expect the transaction to be accretive to earnings in the first year.

TO OUR SHAREHOLDERS

Fiscal year 2003 was difficult for Smithfield Foods, although not unexpected. We reported net income of $26.3 million, or $.24 per diluted share, versus $196.9 million, or $1.78 per diluted share, last year. This follows two consecutive years of record earnings, excluding the IBP gain of fiscal 2001.

We have indicated on numerous occasions that the pork processing industry has generally followed a pattern of four-year cycles with three good years followed by one bad year. Similar situations occurred in 1994 and 1998. These cycles are largely the result of changes in the number of hogs coming to market and the resulting impact on processing margins. Since the last cycle, we have invested heavily in hog production, in part to lessen our exposure to the volatility associated with pork processing, given that hog production and pork processing are generally counter-cyclical to each other. However, even with this counter-balancing strategy, we are still subject to an occasional surprise in earnings when the markets simply do not react to historical trends. This was the case in fiscal 2003.

Traditionally, margins on fresh pork increase significantly during periods of very low hog prices. Hog prices were down substantially, yet fresh pork margins did not improve. In fact, they declined year over year. A surplus of all proteins, including beef, chicken and pork, impacted pricing levels that ordinarily would have resulted in strong fresh pork margins. This is a dynamic that we had not seen before.

Despite this adverse fresh pork and live hog production environment, the Company remained profitable throughout the year. Strong earnings contributions from our beef operations and solid margins on processed meats helped offset the unfavorable hog production and fresh meat markets.

While we were disappointed with the overall results, this did not lessen our commitment to strengthening our position in the market and with our customers while exercising prudence in the area of acquisitions and financial leverage. I am pleased to report that we have made significant progress on several strategic

BALANCING PORK SEGMENT PRODUCTION REVENUE BY SOURCE, DOES NOT INCLUDE BY-PRODUCT SALES


PROCESSED
FRESH
47%
47%
45%
59%
59%
56%
52%
50%
52%
51%
46%
50%
50%
51%
37%
37%
40%
44%
47%
45%
47%
51%
82–86
87–91
92–95
96
97
98
99
00
01
02
03

initiatives this past year that move Smithfield further from a commodity-based business and position us well for the future.

- Our processed meats business grew significantly, in both volume and margins. Margins benefited from lower raw material costs combined with focused attention to price discipline in many of our major product categories, including hams and bacon. We achieved significant volume growth in several categories, including retail branded bacon, hot dogs, sliced luncheon meats and dinner sausage. Spiral ham sales grew substantially, as consumers continued to shift buying patterns away from traditional commodity cut hams to value-added spiral products. Given the mature nature of many of these product categories, the fact that we grew volume and expanded margins demonstrates the strength of our brands and our distribution system.

- In its first full year of operation, the Smithfield Deli Group grew volume and share while maintaining healthy margins. Under the leadership of Rick Goodman, whom we recruited to head the new company in late fiscal 2002, the business has gained momentum. I am encouraged by the many opportunities available in this category. In addition, during the year we acquired an 80 percent ownership of Stefano Foods, an Italian convenience foods company, to complement our deli strategy.

- Just after our fiscal year-end, the Company concluded the acquisition of Global Culinary Solutions, headed by Michael J. Brando, a noted chef with 35 years of foodservice and culinary arts experience. Simultaneously, we formed the Smithfield Culinary Foods Group to develop innovative new products for customers in club stores and foodservice channels. This is a move to extend the Smithfield brand and utilize our superior raw materials in inventive precooked meat products and other food solutions.

- This year our international operations turned the corner in terms of profitability and are well positioned for strong contributions going forward. Animex of Poland achieved a modest profit after three years of losses. Morten Jensen and his management team have turned the business around and are increasing volume domestically with a focus on the hypermarket format as well

PROCESSED MEATS SALES VOLUME GROWTH PORK AND INTERNATIONAL SEGMENTS (IN MILLIONS OF POUNDS)


632
93
662
94
775
95
839
96
1,219
97
1,370
98
1,606
99
2,192
00
2,198
01
2,356
02
2,382
03

as pursuing exports to Western Europe. As Poland prepares to accede to the European Union in May of 2004, Animex is rapidly positioning itself to be a strong competitor in the new and expanded EU markets. Furthermore, our Schneiders operations in Canada turned in record results and continue to hold that country's leading supermarket brand and category market share.

- We accomplished another turnaround at our Moyer beef operations under the leadership of Rich Vesta. Packerland and Moyer are running at near record levels of profitability and are as well run as any company in the industry. They provide a strong counter-balance to our pork operations.

- Smithfield Packing and Gwaltney will merge into one manufacturing organization in September 2003, headed by current Gwaltney president Tim Seely. This merger should result in significant savings through optimal manufacturing and distribution as well as elimination of duplicate administrative functions. The retail sales organizations will remain separate to ensure continuity of service levels to our large retail customer base.

- In conjunction with the merger, we are combining the Smithfield Packing and Gwaltney foodservice sales forces to form a Smithfield Foodservice Group reporting to Joseph W. Luter, IV. This new group will focus on sales and product development strategies for existing and potential foodservice customers. Our new Smithfield Culinary Foods Group should provide additional support for foodservice products that require special manufacturing and distribution.

- We rolled out a new corporate logo (featured on the cover of this report) symbolizing what we believe is the "New Smithfield." This new mark epitomizes the bold, concentrated focus we can provide to customers.

While hog operation profitability declined nearly $375 million year-over-year, our Murphy-Brown hog production management continued to focus on managing costs, advancing and upgrading herd genetics, and improving operating efficiencies. We are confident that our cost structure is very competitive and will serve us well as markets return to more normal levels.

SALES BY PRODUCT TOTAL: $7.9 BILLION


41% PROCESSED MEATS
26% FRESH PORK
25% FRESH BEEF
5% OTHER MEAT & BY-PRODUCTS
3% HOGS—EXTERNAL

In September, Lewis Little will retire after 40 years with the Company. Lewis began his career as a cost clerk at Smithfield Packing. He served as president of Gwaltney and has been president of Smithfield Packing since 1996. He was instrumental in the growth and prosperity that our Company has experienced, and I express my deep gratitude to him for his many years of service and leadership.

With sadness, I acknowledge the passing of George Hamilton, Jr., at age 87. George spent an extraordinary lifetime in our industry, beginning with 27 years at Swift and Company. He was vice president, sales, at Gwaltney for eight years, then president of Smithfield Packing from 1970 to 1994. He served as a director of Smithfield Foods since 1970. George was admired and respected by everyone who knew him. He made a difference, both in the lives of his associates and in the companies for which he worked.

Both George and Lewis are part of the fundamental culture of this company: pros who came to work early and gave 100 percent of their effort to the growth and success of Smithfield Foods. They will be missed.

Looking forward, fiscal 2004 has begun with live hog prices substantially above those of a year ago. All indications are that hog supplies are continuing to decline. Beef margins remain very strong. Our international operations are now solid, as is our processed meats business. Fresh pork margins remain weak, which is customary when live hog prices rise. I am optimistic that results for fiscal 2004 will be well above 2003, with fiscal 2005 results even better. I believe that we have weathered the storm of the low point in the cycle and are beginning an upturn. Smithfield has always achieved record results when markets turn and I see no reason why this should not be true again.

Sincerely,

Jos. W. Luter III

Joseph W. Luter, III
Chairman and Chief Executive Officer
July 9, 2003

SALES BY SEGMENT TOTAL: $7.9 BILLION


54% PORK
27% BEEF
16% INTERNATIONAL
3% HOGS—EXTERNAL

YEAR IN REVIEW

In fiscal year 2003, solid performance in meat processing helped offset a sharp year-over-year decline in hog production profitability. Vertical integration is a fundamental part of Smithfield Foods' business strategy, and the past year's results demonstrate how the Company benefited from the counter-cyclical nature of the hog production and meat processing operations. Unfortunately, lower-than-expected fresh pork margins kept meat processing profitability from making up for all of the impact of lower hog prices. These reduced processing margins resulted from a glut of all proteins in the marketplace—including beef, pork and poultry—and the attendant decline in wholesale prices.

Despite the lower fresh pork margins, Smithfield's domestic processing operations all performed significantly better than in the prior year. Improved earnings largely reflected volume and margin gains in processed meats. Smithfield Packing Company, John Morrell and Gwaltney all enjoyed substantial sales increases in many of the traditional processed meats product categories, including bacon, hams, luncheon meats and sausage products.

Achievements in the bacon category catapulted Smithfield's bacon brands higher in market share, according to the latest Nielsen data. In the ham category, the Company benefited from changing buying patterns as consumer preferences shift from commodity smoked hams to value-added spiral hams. This trend should continue as consumers seek more table-ready products for their holiday and everyday needs.

Although margins declined year over year in the fresh meat category, the Company moved forward with the branded Smithfield Lean Generation Pork program and expansion of marinated and further processed fresh pork products. Smithfield Lean Generation Pork, which already enjoys annual sales volume in excess of 100 million pounds, grew an additional 4 percent this past year. Moreover, Smithfield Foods is in the midst of improving its existing genetics program to enhance the value of Lean Generation for customers and consumers. In Japan, the Company successfully launched

SALES (IN MILLIONS)



$3,867
98
$3,775
99
$5,150
00
$5,900
01
$7,356
02
$7,905
03

Smithfield-branded fresh pork for the first time through its partnership with Sumitomo Corporation of America. This branded program speaks to the high quality of Smithfield's fresh pork products and to the food safety benefits of vertical integration. The latter is an area of great concern to Japanese consumers.

The merger of Smithfield Packing Company and Gwaltney will not officially take place until September 2003, but many aspects of the plan to improve efficiencies are well under way. This new organization, with sales of almost $2.5 billion, will retain the Smithfield and Gwaltney brand names but operate as Smithfield Packing. Both companies will undergo modest change, with duplicate staff operations merged to strengthen management and generate cost savings. The retail sales force of each company, though, will remain separate. As retailers continue to consolidate, the new Smithfield Packing can take costs out of the system while maintaining high quality products and world-class customer service. Substantial cost savings will be achieved through better utilization of manufacturing, logistics and distribution functions.

A sales realignment and tight cost controls in manufacturing led John Morrell to record profitability in processed meats. Volume improvement in hot dogs, smoked sausage and fully-cooked meats was also a major contributor. Consolidation of Curly's and Iowa Quality Meats under one management team generated immediate benefits that will be fully realized in fiscal 2004.

Patrick Cudahy continues to see substantial growth in precooked bacon. Smithfield invested nearly $40 million this past year to expand Patrick Cudahy's precooked capacities, and the Company expects to make additional capital investments in this category as fiscal 2004 progresses. Precooked bacon allows many foodservice operators to serve their customers in a more efficient and timely manner and removes many diverse operating issues related to cooking of raw products in their establishments.

Smithfield Foods has historically been underrepresented in the retail deli case, the key reason for the creation of the Smithfield Deli Group last year. During its first year of operation, Smithfield Deli Group made significant progress in increasing market share in this high-margin segment. As part of the new deli strategy, Smithfield Foods acquired an 80 percent ownership interest in Stefano Foods early in

U.S. PORK SALES BY CHANNEL TOTAL: $4.3 BILLION



64% RETAIL
22% FOODSERVICE
8% OTHER PROCESSORS
6% EXPORT

the fiscal year. An Italian convenience foods company, Stefano Foods offers superior stuffed bread products to complement Smithfield Foods' other offerings.

Smithfield's beef operations provided another bright spot in fiscal 2003. Beef management has focused on eliminating inefficiencies that existed at the Moyer Packing Company facility in Pennsylvania, as well as improving operating efficiencies within the Packerland organization. These efficiency improvements, combined with a very favorable market environment, resulted in strong operating earnings. Looking to fiscal 2004, Smithfield Foods is pursuing branding opportunities for beef in Japan, again with the support of Sumitomo Corporation.

In Canada, Schneiders continues to produce excellent results and maintains a market leadership position. The Schneiders label represents the highest level of quality for Canadian shoppers and is a recognized household name. In Poland, to ensure the long-term success of the Animex operations, Smithfield Foods has pursued a strategy of investing in local hog production. That has provided high-quality, much-needed raw material for the Company's three processing plants. Animex contracts directly with Polish farmers to raise hogs according to its specifications, and the Company has also made direct farm investments to meet processing needs. Sales today exceed Animex's fresh meat production capacity, and its processing plants will require modest capital investments for expansion over the next two years. In addition, Western Europe represents a significant export opportunity as Poland moves forward to join the European Union in May 2004. The EU today includes some 400 million consumers.

Sharply lower live hog prices and higher grain costs depressed hog production earnings. This combination also set the stage for declining herds across the industry. Despite the adverse raising environment, Murphy-Brown continues to move forward on genetic improvements and operating efficiencies that will prove beneficial when the market turns. This past year, Murphy-Brown acquired a 19,000-sow operation in Oklahoma and Texas. It now manages approximately 746,000 sows in the United States, producing about 13.1 million market hogs annually. In addition, the Company owns, or has a partnership interest in 80,000 sows in Mexico, Brazil and Poland that currently produce just over one million hogs annually.

U.S. BEEF SALES BY CHANNEL TOTAL: $2.2 BILLION


39% OTHER PROCESSORS
32% RETAIL
22% FOODSERVICE
7% EXPORT

FINANCIAL CONTENTS

FINANCIAL SUMMARY

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)	2003	2002	2001
Operations			
Sales	$7,904.5	$7,356.1	$5,899.9
Gross profit	701.1	963.1	830.3
Selling, general and administrative expenses	567.9	558.0	463.0
Interest expense	94.0	94.3	89.0
Income from continuing operations	26.3	196.9	223.5
Net income[1]	26.3	196.9	223.5
Per Diluted Share			
Income from continuing operations	$ .24	$ 1.78	$ 2.03
Net income[1]	.24	1.78	2.03
Book value	11.83	12.41	10.05
Weighted average shares outstanding	109.8	110.4	110.1
Financial Position			
Working capital	$ 833.0	$ 798.5	$ 635.4
Total assets	4,210.6	3,872.7	3,250.9
Long-term debt and capital lease obligations	1,599.1	1,387.1	1,146.2
Shareholders' equity	1,299.2	1,362.8	1,053.1
Financial Ratios			
Current ratio	2.02	2.11	2.01
Long-term debt to total capitalization[2]	55.2%	50.4%	52.1%
Other Information			
Capital expenditures	$ 180.3	$ 171.0	$ 144.1
Depreciation expense	165.2	139.9	124.8
Common shareholders of record	1,195	1,390	1,345
Number of employees	44,100	41,000	34,000

1 FISCAL 2001 NET INCOME AND NET INCOME PER DILUTED SHARE INCLUDE UNUSUAL GAINS OF $48.6 MILLION, OR $.44 PER DILUTED SHARE. THE FISCAL 2001 GAINS RELATE TO THE SALE OF IBP, INC. COMMON STOCK, NET OF RELATED EXPENSES, AND THE SALE OF A PLANT.

2 COMPUTED USING LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS DIVIDED BY LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS AND SHAREHOLDERS' EQUITY.

2000	1999	1998	1997	1996	1995	1994
$5,150.5	$3,775.0	$3,867.4	$3,870.6	$2,383.9	$1,526.5	$1,403.5
592.8	483.3	347.9	290.3	155.9	126.9	94.9
400.8	299.3	222.4	193.6	104.6	62.4	51.4
71.9	40.5	31.9	26.2	20.9	14.1	11.6
75.1	94.9	53.4	44.9	19.8	31.9	19.3
75.1	94.9	53.4	44.9	15.9	27.8	19.7
$ .76	$ 1.16	$ .67	$ .58	$ .27	$ .46	$ .28
.76	1.16	.67	.58	.21	.40	.28
8.21	6.47	4.83	4.13	3.58	2.96	2.36
98.8	81.9	79.5	77.1	70.0	67.8	67.4
$ 609.9	$ 215.9	$ 259.2	$ 164.3	$ 88.0	$ 60.9	$ 81.5
3,129.6	1,771.6	1,083.6	995.3	857.6	550.2	452.3
1,187.8	594.2	407.3	288.5	188.6	155.0	118.9
902.9	542.2	361.0	307.5	242.5	184.0	155.0
1.98	1.46	2.03	1.51	1.26	1.35	1.56
56.8%	52.3%	53.0%	48.4%	41.8%	44.4%	41.9%
$ 100.4	$ 95.4	$ 92.9	$ 69.1	$ 74.9	$ 90.6	$ 25.2
109.9	63.5	42.3	35.8	26.0	19.7	21.3
1,514	1,230	1,143	1,189	1,342	1,571	1,796
36,500	33,000	19,700	17,500	16,300	9,000	8,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This discussion of management's views on the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

Smithfield Foods, Inc. and subsidiaries (the Company) is composed of four segments: Pork, Beef, International and the Hog Production Group (HPG). The Pork segment consists primarily of seven wholly or majority owned United States (U.S.) fresh pork and processed meats subsidiaries. The Beef segment is composed primarily of two U.S. beef processing subsidiaries and the International segment consists primarily of four meat processing subsidiaries in Canada, Poland and France. The HPG consists primarily of hog production operations located in the U.S. and Poland. The Pork, International and HPG segments have certain joint ventures and other investments in addition to their primary operations.

The Pork segment includes the Company's operations that process, package, market and distribute fresh pork and processed meats to retail, foodservice and export channels. Similarly, the Beef segment operations process, package, market and distribute beef products to the same channels. The Company's International reporting segment includes its meat processing operations outside the U.S. and produces a wide variety of fresh and processed meats for retail, foodservice and export channels. The HPG segment supplies raw materials (live hogs) primarily to the Pork segment and, to a lesser degree, the International segment, as well as to other outside operations.

The Company changed its reporting segments in fiscal 2003 to separately report the meat processing operations, as discussed above. Previously, the Company's segments were Meat Processing Group and HPG. The Company has reclassified the segment information for fiscal 2002 and 2001 to conform to fiscal 2003 presentation.

Results of Operations

Acquisitions The following acquisitions affect the comparability of the results of operations for fiscal years 2003, 2002 and 2001:

In November of fiscal 2003, the Company acquired Vall, Inc. (Vall) for $60.7 million in cash plus assumed liabilities. Prior to the acquisition, Vall produced approximately 350,000 market hogs annually.

In June of fiscal 2003, the Company acquired an 80% interest in Stefano Foods, Inc. (Stefano's), a marketer of Italian convenience foods, for $35.8 million in cash plus assumed debt and other liabilities. Prior to the acquisition, Stefano's had annual sales of approximately $22 million.

In October of fiscal 2002, the Company acquired Packerland Holdings, Inc. (Packerland) and its affiliated companies for 6.3 million shares of the Company's common stock plus assumed debt and other liabilities. In June of fiscal 2002, the Company acquired Moyer Packing Company (Moyer) for $90.5 million in cash and assumed debt. Packerland and Moyer constitute the Company's Beef segment. Prior to the acquisition, Packerland and Moyer had combined annual sales of approximately $2 billion.

In September of fiscal 2002, the Company acquired the remaining common shares of Schneider Corporation (Schneider) for 2.8 million shares of the Company's common stock. Prior to this transaction, the Company owned approximately 63% of the outstanding shares of Schneider.

In July of fiscal 2002, the Company acquired substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc. (Quik-to-Fix), a producer, marketer and distributor of value-added meat products, for $31.0 million in cash. Prior to the acquisition, Quik-to-Fix had annual sales of approximately $140 million.

In the Company's third quarter of fiscal 2001, Schneider increased its investment in Saskatchewan-based Mitchell's Gourmet Foods Inc. (Mitchell's), a value-added pork processor, to 54%, requiring the Company to consolidate Mitchell's accounts and to discontinue using the equity method of accounting for Mitchell's. For the fiscal year ended October 2000, Mitchell's had annual sales of approximately $190 million.

Consolidated The Company reclassified fiscal 2002 and 2001 depreciation expense, which was previously stated as a separate line item on the consolidated statements of income, into either cost of sales or selling, general and administrative expenses. The consolidated results of operations discussion reflects this reclassification.

Fiscal 2003 Compared to Fiscal 2002

Sales increased $548.4 million, or 7%, reflecting $927.9 million of incremental sales of businesses acquired in fiscal 2003 and 2002, partially offset by a 10% decrease in unit selling prices in the Pork segment. The unit selling price decrease is primarily the result of the impact of sharply lower live hog prices on fresh pork prices. See the following sections for comments on sales changes by reporting segment.

Gross profit decreased $262.0 million, or 27%, primarily the result of sharply lower margins in the HPG on a 21% decrease in live hog market prices, higher raising costs in the HPG and a weak operating environment for fresh pork due to an increased supply of protein in the U.S. market. These declines were partially offset by the inclusion of $75.8 million of gross profit of acquired businesses, higher processed meats margins in the Pork segment and improved results in the International segment. Gross margin percentage decreased to 9% from 13% due primarily to substantially lower margins in the HPG and the results of the Beef segment entities acquired in fiscal 2002. The Beef operations are primarily non-branded, fresh meat businesses with accompanying lower margins.

Selling, general and administrative expenses increased $9.9 million, or 2%. This increase was primarily due to the inclusion of selling, general and administrative expenses of acquired businesses, partially offset by lower variable operating expenses, including advertising and promotion, and a $4.7 million insurance settlement. Prior year results reflect a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah.

Interest expense decreased $0.3 million. The decrease is due to a decrease in the average interest rates on the Company's revolving credit facility and other variable rate debt offset by the inclusion of $7.2 million of interest expense of acquired businesses and additional borrowings associated with the acquisitions.

The effective income tax rate decreased to 33% as compared to 38% in the prior year primarily the result of a significantly greater impact of tax credits on sharply lower earnings and the elimination of non-tax affected losses in foreign jurisdictions. The Company had a valuation allowance of $30.0 million and $28.8 million related to income tax assets as of April 27, 2003 and April 28, 2002, respectively, primarily related to losses in foreign jurisdictions for which no tax benefit was recognized.

Net income and net income per diluted share for fiscal 2003 and 2002, as well as certain items included in net income, are presented below.

(IN MILLIONS, EXCEPT PER SHARE DATA)	2003 NET INCOME	2003 PER DILUTED SHARE	2002 NET INCOME	2002 PER DILUTED SHARE
Net income, as reported:	$ 26.3	$ .24	$196.9	$ 1.78
Items included in net income (net of tax):				
Insurance settlement	$ 3.1	$ .03	$ –	$ –
Litigation settlement and other charges	(2.3)	(.02)	–	–
Gain on sale of IBP, inc. common stock	–	–	4.2	.04
Fire loss at a hog farm	–	–	(3.0)	(.03)
Total items included in net income	$ 0.8	$ .01	$ 1.2	$ .01

Earnings per diluted share, as shown in the preceding table, was also affected by the issuance of shares in connection with the acquisition of Packerland and the purchase of Schneider's remaining shares in fiscal 2002 and the retirement of shares under the Company's share repurchase program in fiscal 2003 and 2002.

Fiscal 2002 Compared to Fiscal 2001

Sales increased $1.5 billion, or 25%, reflecting $1.3 billion of incremental sales of businesses acquired in fiscal 2002 and 2001 and a combined 4% increase in unit selling prices in the Pork and International segments. See the following sections for comments on sales changes by reporting segment.

Gross profit increased $132.8 million, or 16%, primarily the result of higher margins in the Pork segment, the inclusion of $54.8 million of gross profit of acquired businesses and slightly lower raising costs in the HPG. Higher Pork segment margins are the result of product mix in processed meats, a favorable operating environment for fresh pork and a strong emphasis on branded and value-added fresh pork categories. Gross profit percentage decreased to 13% from 14% primarily due to the acquisitions of beef operations. The beef operations are primarily non-branded, fresh meat businesses with accompanying lower margins. Excluding the beef operations, fiscal 2002 gross profit percentage increased to 15% on improved product mix and margins in processed meats.

Selling, general and administrative expenses increased $95.0 million, or 21%. This increase was primarily due to the inclusion of $51.4 million in expenses of acquired businesses, increased advertising and promotion of branded fresh and processed meats and a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah. These increases were partially offset by the elimination of goodwill amortization from the adoption of the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) in fiscal 2002. Had SFAS 142 been effective in fiscal 2001, selling, general and administrative expenses would have been reduced by $8.8 million.

Interest expense increased $5.3 million, or 6%, primarily due to the inclusion of the debt of acquired businesses and additional borrowings associated with the acquisitions and the Company's share repurchase program, partially offset by a decrease in the average interest rates on the revolving credit facility and other variable rate debt.

The effective income tax rate increased to 38% in fiscal 2002 as compared to 37% in fiscal 2001. The increase was due to the increase in the valuation allowances at foreign operations. The Company had a valuation allowance of $28.8 million and $20.2 million related to income tax assets as of April 28, 2002 and April 29, 2001, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

Net income and net income per diluted share for fiscal 2002 and 2001, as well as certain items included in net income, are presented below.

(IN MILLIONS, EXCEPT PER SHARE DATA)	2002 NET INCOME	2002 PER DILUTED SHARE	2001 NET INCOME	2001 PER DILUTED SHARE
Net income, as reported:	$196.9	$ 1.78	$223.5	$ 2.03
Items included in net income (net of tax):				
Gain on sale of IBP, inc. common stock	$ 4.2	$ .04	$ 45.2	$ .41
Fire loss at a hog farm	(3.0)	(.03)	–	–
Sale of Canadian plant	–	–	3.4	.03
Goodwill amortization	–	–	(8.8)	(.08)
Total items included in net income	$ 1.2	$ .01	$ 39.8	$ .36

Earnings per diluted share, as shown in the preceding table, was also affected by the issuance of shares in connection with the acquisition of Packerland and the purchase of Schneider's remaining shares in fiscal 2002 and the retirement of shares under the Company's share repurchase program in fiscal 2002 and 2001.

Segment Results

The Company's results in fiscal 2003, 2002 and 2001 are discussed by segment below. See also Note 14 to the consolidated financial statements for additional information on the segments, including a reconciliation of segment results to consolidated results.

Pork Segment Results

(IN MILLIONS)	2003	2002	% CHANGE	2001	% CHANGE
Sales	$4,286.0	$4,540.3	(6)%	$4,325.1	5%
Operating profit	184.6	163.8	13	116.8	40

Fiscal 2003 Compared to Fiscal 2002

Pork sales decreased $254.3 million, or 6%, due to a 10% decrease in average unit selling prices of pork products, partially offset by an 8% increase in processed meats and a 2% increase in fresh pork sales volumes. In addition to lower live hog pricing, fresh pork sales prices were negatively affected by an increased supply of protein in the U.S. market, related to unfavorable export market conditions. Sales volumes increased 2% for fresh pork and 6% for processed meats in the base business, which excludes volumes for Stefano's and Quik-to-Fix.

Operating profit in the Pork segment increased $20.8 million primarily due to higher margins and volumes in processed meats. These increases were partially offset by lower margins for fresh pork as a result of the unfavorable market conditions referred to previously. Increased processed meats margins reflected improved product mix and lower raw material costs. Fresh pork margin decreases were partially offset by the Company's continued emphasis on branded and value-added fresh pork categories. Margins were also impacted by lower advertising and promotion costs.

Fiscal 2002 Compared to Fiscal 2001

Pork sales increased $215.2 million, or 5%, due to a 3% increase in average unit selling prices of pork products and a 2% increase in fresh and processed meats sales volume. The increase in average unit selling prices is attributable to a more favorable product mix in processed meats, a strong emphasis on branded and value-added fresh pork categories and price increases to offset higher raw material prices. Excluding acquired businesses, fresh pork volumes increased 2% while processed meats volumes remained relatively flat.

Operating profit in the Pork segment increased $47.0 million due to higher margins in both fresh and processed meats, partially offset by increased advertising and promotional costs. Fresh pork margins increased as the Company continued its emphasis on the branded, value-added fresh pork categories. Increased processed meats margins reflected higher pricing and improved product mix.

Beef Segment Results

(IN MILLIONS)	2003	2002	% CHANGE	2001	% CHANGE
Sales	$ 2,165.2	$ 1,286.1	68%	–	–
Operating profit	77.4	10.0	674	–	–

Fiscal 2003 Compared to Fiscal 2002

Beef sales increased $879.1 million, or 68%, reflecting a full year of sales of the beef processing operations acquired in fiscal 2002. Average unit selling prices increased 3% reflecting stronger demand for higher quality choice cuts of beef and improved markets for hides and rendered by-products.

Operating profit increased $67.4 million due to the inclusion of a full year of the beef operations and higher margins. Increased beef margins reflected higher pricing for choice cuts, hides and rendered by-products as well as a slight decrease in the cost of live cattle.

International Segment Results

(IN MILLIONS)	2003	2002	% CHANGE	2001	% CHANGE
Sales	$ 1,304.6	$ 1,254.5	4%	$ 1,286.2	(2)%
Operating profit	38.7	24.2	60	18.4	32

Fiscal 2003 Compared to Fiscal 2002

International sales increased $50.1 million, or 4%, on a 4% increase in sales volume while pricing remained relatively flat.

International operating profit increased $14.5 million, due to sharply higher margins in processed meats due to improved product mix and lower raw material costs. Fresh meat margins decreased slightly as a result of unfavorable market conditions. The Company's Polish subsidiary, Animex Sp. z o.o. (Animex), with a new management team, experienced its first profitable year since acquisition and Schneider recorded strong results versus the prior year.

Fiscal 2002 Compared to Fiscal 2001

International results were affected by the sale of a fresh meat plant in Canada in the fourth quarter of fiscal 2001 and the consolidation of Mitchell's in the third quarter of fiscal 2001. International sales decreased $31.7 million, or 2%, due to a 41% decrease in fresh meat sales volumes primarily from the sale of the Canadian plant, partially offset by an 11% increase in average unit selling prices and an 11% increase in processed meats sales volume. The increase in average unit selling prices is attributable to a more favorable product mix in processed meats and price increases to offset higher raw material prices. In the base business, fresh meat volumes increased 5% and processed meats volumes increased 3%.

International operating profit increased $5.8 million due to higher processed meats margins, partially offset by a $5.1 million gain on the sale of a plant in Canada in fiscal 2001. Increased processed meats margins reflected higher pricing and improved product mix.

Hog Production Group Segment Results

(IN MILLIONS)	2003	2002	% CHANGE	2001	% CHANGE
Sales	$ 1,059.8	$ 1,265.3	(16)%	$ 1,225.8	3%
Operating (loss) profit	(108.4)	266.6	(141)	281.3	(5)

Fiscal 2003 Compared to Fiscal 2002

HPG sales decreased $205.5 million, or 16%, due to a substantial decrease in live hog market prices. HPG had sales of $841.9 million, at current market prices, to the Pork and International segments, which are eliminated in the Company's consolidated statements of income.

Operating profit in the HPG decreased $375.0 million due to the decrease in live hog market prices and higher raising costs from increased feed costs in fiscal 2003. HPG operations reflected cost reductions from production efficiencies resulting from the fiscal 2002 consolidation of the Company's production operations.

Fiscal 2002 Compared to Fiscal 2001

HPG sales increased $39.5 million, or 3%, due to a small increase in head sold offset by a slight decrease in live hog prices. HPG had sales of $956.2 million, at current market prices, to the Pork and International segments, which are eliminated in the Company's consolidated statements of income.

Operating profit in the HPG decreased $14.7 million due to a 2% decrease in live hog prices and a $5.0 million loss incurred as a result of a fire at a Circle Four farm in Utah, partially offset by the impact of favorable commodity hedging contracts and lower raising costs.

Liquidity and Capital Resources

The meat processing industry is characterized by high sales volume and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, the Company considers its meat inventories and accounts receivable highly liquid and readily convertible into cash. The HPG also has rapid turnover of accounts receivable. Inventory turnover in the HPG is slower; however, mature hogs are readily convertible into cash. Borrowings under the Company's credit facilities are used to finance increases in the levels of inventories and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs.

Cash provided by operations decreased to $82.8 million in fiscal 2003 from $298.6 million in fiscal 2002. This decrease was primarily attributed to lower earnings in the current year. Changes in operating assets and liabilities used $98.1 million of cash in fiscal 2003 compared to $43.9 million of cash in fiscal 2002 due to increased working capital investments in the current year.

Cash used in investing activities was $288.8 million in fiscal 2003 compared to $277.3 million in fiscal 2002. During fiscal 2003, the Company invested $110.4 million in business acquisitions, primarily related to the acquisitions of Vall and Stefano's, as compared to $167.0 million in the prior year, primarily related to the acquisitions of Moyer and Quik-to-Fix. The Company also sold its remaining investment in IBP common stock during fiscal 2002, generating $58.6 million in cash. Capital expenditures in fiscal 2003 totaled $180.3 million, primarily related to fresh pork and processed meats expansion, plant improvement projects and additional hog production facilities. As of April 27, 2003, the Company had definitive commitments of $127.8 million for capital expenditures primarily for processed meats expansion and production efficiency projects. The Company expects to fund these capital expenditures with cash flow from operations and borrowings under its revolving credit facility.

The Company's financing activities in fiscal 2003 provided $199.5 million in cash compared to $7.7 million of cash used by financing activities in fiscal 2002. The Company increased its borrowings under its primary revolving credit facility (the facility) $301.0 million to fund investment activity and to make principal repayments on long-term debt and repurchase 0.9 million shares of the Company's common stock. As of June 27, 2003, 16.8 million shares of the Company's common stock have been repurchased under an 18.0 million-share repurchase program. In fiscal 2002, the Company issued $300.0 million of eight-year, 8.0% senior unsecured notes. The net proceeds from the sale of the notes were used to repay indebtedness under the Company's revolving credit facility. This repayment was offset by borrowings under the Company's revolving credit facility to fund investment activity and to repurchase shares of the Company's common stock. Also, in fiscal 2002, the Company's Polish subsidiary, Animex, and Schneider entered into new long-term debt arrangements. These proceeds were used to repay existing indebtedness.

The Company's various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets, and payments of dividends to shareholders. In the last half of fiscal 2003, the Company on two occasions obtained amendments to the facility and certain of its senior secured notes to suspend certain financial covenants, to make certain financial covenants less restrictive and to provide additional financial flexibility due to the unfavorable market conditions that affected the Company during fiscal 2003.

The covenants in the facility were amended to suspend the leverage ratio, reduce the interest coverage ratio, impose a borrowing base limitation and require certain minimum liquidity levels when the Company is acquiring other businesses. The Company has the right to elect out of the borrowing base requirement, in which case the suspended and reduced covenants will be reinstated. The covenants in the Company's senior secured notes were amended to suspend certain leverage ratios through July 2005, potentially increase interest charges during this suspension period, reduce the fixed charge coverage ratio, increase the minimum working capital requirement, establish maintenance of debt to total capitalization ratios and require certain minimum liquidity levels when the Company is acquiring other businesses. Beginning in August 2005, the Company will be required to maintain certain financial covenants at their original levels (fixed charges coverage, as defined, of greater than or equal to 1.50 to 1; consolidated funded debt to EBITDA, as defined, of less than or equal to 4.00 to 1; and consolidated senior funded debt to EBITDA, as defined, of less than or equal to 3.20 to 1).

As part of the amendment to the facility, the Company received additional commitments to increase the size of the facility from $750.0 million to $900.0 million, subject to the borrowing base limitation based on eligible domestic inventory and receivables. The facility bears interest, at the Company's option, at variable rates based on margins over the federal funds rate or LIBOR. The applicable interest margin for the Company's borrowings may be increased or decreased based upon the Company's leverage ratio, as defined in the facility. At April 27, 2003, the Company had unused availability of $248.5 million under the facility.

As of April 27, 2003, the Company was in compliance with all debt covenants. If market conditions remain depressed and the Company's operating results do not recover as anticipated, the Company may have to request additional relief from these financial covenants and there can be no assurance that the Company would be able to obtain such relief. Management believes that the amended loan covenants will not limit the Company's access to capital markets and that through internally generated funds and access to global capital markets, funds are available to adequately meet the Company's current and future operating and capital needs.

In May of fiscal 2004, the Company issued $350.0 million of 10-year, 7.75% senior unsecured notes. Net proceeds of the sale of these notes were used to repay indebtedness under the facility. Thereafter, the Company expects to use availability under the facility, together with internally generated funds, for capital expenditures and general corporate purposes, including expansion of its processed meats business and strategic acquisitions. As of April 27, 2003, on a pro forma basis after giving effect to the application of the net proceeds of these notes and the effect of outstanding letters of credit, the Company's availability under the facility would have been $593.2 million.

In June of fiscal 2004, the Company filed a shelf registration statement with the Securities and Exchange Commission to register sales of up to $750.0 million of its debt, stock and other securities from time to time. Net proceeds to the Company from the possible sale of these securities would be used for general corporate purposes, including expansion of the Company's processed meats business and strategic acquisitions.

In July of fiscal 2004, the Company entered into a definitive asset purchase agreement with Farmland Industries, Inc. (see Recent Developments).

Contractual Obligations and Commercial Commitments The following table provides information about the Company's contractual obligations as of April 27, 2003:

	PAYMENTS DUE BY FISCAL YEAR					
(IN MILLIONS)	2004	2005	2006	2007	2008	AFTER 2008
Long-term debt	$ 112.4	$ 81.2	$ 72.0	$ 748.1	$ 219.5	$ 471.4
Capital lease obligations, including interest	3.3	3.5	2.0	0.7	0.7	0.9
Operating leases	38.1	30.0	24.9	23.7	15.2	28.8
Capital expenditure commitments	127.8	–	–	–	–	–
Purchase obligations:						
Hog procurement[1]	399.9	317.9	317.9	317.9	317.9	–
Cattle procurement[2]	295.8	13.3	–	–	–	–
Contract hog growers[3]	207.2	88.6	88.6	60.7	60.7	29.2
Other[4]	169.8	31.5	7.9	3.2	2.5	8.6
Total	$1,354.3	$ 566.0	$ 513.3	$1,154.3	$ 616.5	$ 538.9

1 THROUGH THE PORK AND INTERNATIONAL SEGMENTS, THE COMPANY HAS PURCHASE AGREEMENTS WITH CERTAIN HOG PRODUCERS. SOME OF THESE ARRANGEMENTS OBLIGATE THE COMPANY TO PURCHASE ALL OF THE HOGS THAT THESE PRODUCERS PRODUCE. OTHER ARRANGEMENTS OBLIGATE THE COMPANY TO PURCHASE A FIXED AMOUNT OF HOGS. DUE TO THE UNCERTAINTY OF THE NUMBER OF HOGS THAT THE COMPANY WILL BE OBLIGATED TO PURCHASE AND THE UNCERTAINTY OF MARKET PRICES AT THE TIME OF HOG PURCHASES, THE COMPANY HAS ESTIMATED ITS OBLIGATIONS UNDER THESE ARRANGEMENTS. THE COMPANY BASED ITS ESTIMATES ON PAST HISTORY FOR HOG QUANTITIES. FOR FISCAL 2004, THE AVERAGE PURCHASE PRICE ESTIMATED IS BASED ON AVAILABLE FUTURES CONTRACT VALUES AND INTERNAL PROJECTIONS ADJUSTED FOR HISTORICAL QUALITY PREMIUMS. FOR PRICES BEYOND FISCAL 2004, THE COMPANY ESTIMATED THE MARKET PRICE OF HOGS BASED ON THE 10-YEAR AVERAGE OF $0.42 PER POUND.

2 THROUGH THE BEEF SEGMENT, THE COMPANY HAS PURCHASE AGREEMENTS WITH CERTAIN CATTLE PRODUCERS. SOME OF THESE ARRANGEMENTS ARE FIXED PRICE CONTRACTS AND OTHERS OBLIGATE THE COMPANY TO PURCHASE A FIXED AMOUNT OF CATTLE AT THE MARKET PRICE AT THE TIME OF DELIVERY. FOR THE FIXED PRICE CONTRACTS, THE ACTUAL AMOUNTS ARE SHOWN IN THE TABLE. DUE TO THE UNCERTAINTY OF FUTURE MARKET PRICES FOR CATTLE, THE COMPANY BASED ITS FIXED QUANTITY OBLIGATIONS ON AVAILABLE FUTURES CONTRACT VALUES.

3 THROUGH THE HPG, THE COMPANY USES INDEPENDENT FARMERS AND THEIR FACILITIES TO RAISE HOGS PRODUCED FROM THE COMPANY'S BREEDING STOCK. UNDER MULTI-YEAR CONTRACTS, THE FARMERS PROVIDE THE INITIAL FACILITY INVESTMENT, LABOR AND FRONT LINE MANAGEMENT IN EXCHANGE FOR A PERFORMANCE-BASED SERVICE FEE PAYABLE UPON DELIVERY. THE COMPANY IS OBLIGATED TO PAY THIS SERVICE FEE FOR ALL HOGS DELIVERED. THE COMPANY HAS ESTIMATED ITS OBLIGATION BASED ON EXPECTED HOGS DELIVERED FROM THESE FARMERS.

4 INCLUDES $146.0 MILLION FOR FORWARD GRAIN CONTRACTS.

Guarantees As part of its business, the Company is a party to various financial guarantees and other commitments to extend guarantees of credit and other assistance to various subsidiaries, investees and third parties. These arrangements involve elements of performance and credit risk that are not included in the consolidated balance sheets. The possibility that the Company would have to make actual cash outlays in connection with these obligations is largely dependent on the performance of the subsidiaries, investees and third parties, or the occurrence of future events that the Company is unable to predict. The Company would record a liability if events occurred that required one to be established. See Note 9 to the consolidated financial statements for more information on accounting and disclosure requirements concerning guarantees.

The Company has an agreement to provide a $30.0 million line of credit to Pennexx Foods, Inc. (Pennexx), a case-ready meat provider, 41% owned by the Company. As of April 27, 2003, in connection with the line of credit, Pennexx has outstanding borrowings of $11.5 million and the Company is a guarantor on $12.1 million of Pennexx's equipment lease obligations (see Recent Developments). The Company also guarantees the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations are: up to $6.0 million of loans obtained by strategically important farmers under contract to the HPG; up to $3.5 million of liabilities with respect to currency swaps executed by one of the Company's Mexican joint ventures, Granjas Carroll de Mexico; and $3.0 million of debt borrowed by another of the Company's Mexican joint ventures, Agroindustrial del Noroeste.

Derivative Financial Instruments The Company is exposed to market risks primarily from changes in commodity prices, as well as changes in interest rates and foreign exchange rates. To mitigate these risks, the Company enters into various hedging transactions that have been authorized pursuant to the Company's policies and procedures. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

The Company's meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate these price risks. While this may limit the Company's ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material losses. The Company attempts to closely match the commodity contract terms with the hedged item.

The Company also enters into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of its foreign currency exposure. The foreign currency and interest rate derivatives are recorded as cash flow hedges or fair value hedges, as appropriate, and were not material to the results of operations for the fiscal years ended April 27, 2003 and April 28, 2002.

Commodity – Cash Flow Hedges

The Company utilizes derivatives (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with forecasted purchases and sales of live hogs, live cattle, corn and soybean meal. These derivatives have been designated as cash flow hedges.

Ineffectiveness related to the Company's cash flow hedges was not material in fiscal 2003 and 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness and no hedges were discontinued during these time periods as a result of it becoming probable that the forecasted transaction would not occur.

Commodity – Fair Value Hedges

The Company's commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy or sell live hogs, live cattle, corn and soybean meal. Ineffectiveness related to the Company's fair value hedges was not material in fiscal 2003 and 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness during these time periods.

The following table provides the fair value of the Company's open derivative financial instruments as of April 27, 2003 and April 28, 2002. Grain contract fair values as of April 27, 2003 and April 28, 2002 were negligible.

(IN MILLIONS)	APRIL 27, 2003	APRIL 28, 2002
Livestock	$(0.1)	$ 5.0
Other commodities	0.1	(0.3)
Interest rates	(0.9)	(1.1)
Foreign currency	(1.8)	(0.3)

The variation in the Company's fair value of open derivative financial instruments from period to period is primarily based on the Company's analysis of current and future market conditions which results in varying hedge portfolios to reduce the perceived risk to acceptable levels. As of April 27, 2003, no commodity futures contracts exceeded 12 months.

The following table presents the sensitivity of the fair value of the Company's open commodity contracts and interest rate and foreign currency contracts to a hypothetical 10% change in market prices or in interest rates and foreign exchange rates, as of April 27, 2003 and April 28, 2002.

(IN MILLIONS)	APRIL 27, 2003	APRIL 28, 2002
Livestock	$ 8.8	$ 5.1
Grains	1.3	0.1
Other commodities	1.4	0.7
Interest rates	0.2	0.6
Foreign currency	7.6	2.2

For the fiscal years ended April 27, 2003 and April 28, 2002, the Company reported gains on its closed derivative instruments of approximately $6.2 million and $14.6 million, respectively. For the fiscal years ended April 27, 2003 and April 28, 2002, the Company hedged approximately 8.9% and 89.0% of its grain purchases and 41.4% and 49.7% of its livestock purchases, respectively.

Critical Accounting Policies

The preparation of the Company's consolidated financial statements requires management to make certain estimates and assumptions. The estimates and assumptions are based on the Company's experience combined with management's understanding of current facts and circumstances. These estimates may differ from actual results. Certain of the Company's accounting policies are considered critical as they are both important to reflect the Company's financial position and results of operations and require significant or complex judgement on the part of management. The following is a summary of certain accounting policies considered critical by the management of the Company.

Hedge Accounting The Company uses derivative financial instruments to manage exposures to fluctuations in commodity prices and accounts for the use of such instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133). SFAS 133 requires a quarterly historical assessment of the effectiveness of the instrument. In rare circumstances, volatile activity in the commodity markets could cause this assessment to temporarily reflect the instrument as an ineffective hedge and hedge accounting would be discontinued.

In addition, the Company routinely hedges forecasted transactions. In the unusual circumstance that these transactions fail to occur, hedge accounting would be discontinued. In both situations, the discontinuance of hedge accounting would require changes in the fair value of the derivative instrument to be recognized in current period earnings. Management believes that the assumptions and methodologies used in the accounting for derivative financial instruments are the most appropriate and reasonable for the Company's hedging program.

Pension Accounting The measurement of the Company's pension obligations, costs and liabilities is dependent on a variety of assumptions of future events. The key assumptions include:

- Discount rates
- Salary growth
- Retirement ages/mortality rates
- Expected return on plan assets

These assumptions may have an effect on the amount and timing of future contributions. The discount rate assumption is based on investment yields available at year-end on corporate bonds rated AA and above with a maturity to match the Company's expected benefit payment stream. The salary growth assumptions reflect the Company's long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on actual plan experience. The expected return on plan assets reflects asset allocations, investment strategy and historical returns of the asset categories. The effects of actual results differing from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense in such future periods.

Sensitivity Analysis

The effect of the indicated decrease in the selected assumptions is shown below for April 27, 2003, assuming no changes in benefit levels and no amortization of gains or losses for the Company's major plans in 2004 (in millions):

ASSUMPTION	PERCENTAGE POINT DECREASE	DECLINE IN FUNDED STATUS	REDUCTION IN EQUITY	HIGHER FISCAL 2004 EXPENSE
Discount rate	0.50%	$39.5	$31.8	$ 6.3
Expected return on assets	0.50%	–	–	2.0

The Company recorded net expense in the statement of operations related to its pension plans of $12.4 million and $8.3 million, including $41.0 million and $39.6 million of expected pension returns for fiscal 2003 and 2002, respectively.

The Company has suffered, as most investors have, from the devaluation of the stock markets this past year, which has reduced its plan assets. In addition, the market rate for high-quality fixed income investments is much lower than in previous years, compelling the Company to lower discount rate assumptions from 7.2% to 6.3% and the expected return on assets from 8.6% to 8.3% in the current year. A lower discount rate increases the present value of benefit obligations and increases pension expense. Pension expense is negatively affected by lower anticipated returns on assets. The increase in the pension obligation and the reduction in plan assets have increased the Company's minimum pension liability by $96.9 million in fiscal 2003 to $106.8 million (see consolidated statements of shareholders' equity and accumulated other comprehensive loss at Note 6 to the consolidated financial statements). This minimum pension liability increase will not require immediate funding and could potentially be reduced or eliminated in the future if asset returns become more favorable and the discount rate can be increased. Although the underfunded status of the Company's pension funds has increased significantly in fiscal 2003, the Company does not expect funding requirements to increase in fiscal 2004 compared to fiscal 2003 due to temporary funding relief provisions enacted by Congress effective through December 2003. Due to the nature of the funding formulas, the Company does not expect significant funding increases before fiscal 2006. Significant funding increases may be deferred even longer if the Company's funding status significantly improves or if the funding relief provisions are extended by Congress. However, the Company does not know whether these temporary funding relief provisions will be extended. The Company's pension plan funding was $25.3 million and $11.7 million for fiscal 2003 and 2002, respectively, and is expected to be $24.9 million in fiscal 2004. The Company expects pension expense for fiscal 2004 to be approximately $41.4 million.

Goodwill and Intangible Assets The Company adopted SFAS 142 in fiscal 2002. Accordingly, the Company no longer amortizes goodwill and certain other intangible assets on a periodic basis. Instead, SFAS 142 requires that these assets be tested at least annually for impairment. For goodwill, this test involves comparing the fair value of each reporting unit to the unit's book value to determine if any impairment exists. The Company calculates the fair value of each reporting unit, using estimates of future cash flows when quoted market prices are not available. In fiscal 2003, the Company allocated goodwill to applicable reporting units, estimated fair value and performed the impairment test. To test impairment of intangible assets that are not subject to amortization, the fair value of the intangible asset is compared to the book value. As a result of these procedures, management believes there is no material exposure to a loss from impairment of goodwill and other intangible assets. However, actual results could differ from the Company's cash flow estimates, which would affect the assessment of impairment and, therefore, could have a material adverse impact on the financial statements.

Risk Factors

As a participant in the meat processing and hog production industries, the Company is subject to risks and uncertainties which have had at times, and may in the future have, material adverse effects on the Company's results of operations and financial position.

Market Risk The Company is largely dependent on the cost and supply of hogs, cattle and feed ingredients and the selling price of the Company's products and competing protein products, all of which are determined by constantly changing market forces of supply and demand as well as other factors over which the Company has little or no control. These other factors include fluctuations in the size of North American hog and cattle herds, environmental and conservation regulations, import and export restrictions, economic conditions, weather and livestock diseases. The Company attempts to manage certain of these risks through the use of financial instruments, which are described previously.

Food Safety and Consumer Health Risk The Company is subject to risks affecting the food industry generally, including risks posed by food spoilage or food contamination, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall.

The Company's manufacturing facilities and products are subject to constant federal inspection and extensive regulation in the food safety area (see also Note 12 to the consolidated financial statements). The Company has systems in place to monitor food safety risks throughout all stages of the manufacturing process (including the production of raw materials in the HPG). The Company also simulates product recalls to minimize its exposure to potential product liability claims and consumer health risks. However, the Company cannot assure that compliance with procedures and regulations will necessarily mitigate the risk related to food safety nor that the impact of a product contamination will not have a material adverse impact on the Company's financial statements.

Environmental Risk The Company's operations are subject to extensive and increasingly stringent federal, state and local laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling, utilization or disposition of materials, organic wastes or other potential contaminants. See Note 12 to the consolidated financial statements for further discussion of regulatory compliance as it relates to environmental risk. Failure to comply with these laws and regulations and any future changes to them may result in significant costs including civil and criminal penalties, liability for damages and negative publicity.

The Company has incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations. The Company closely monitors compliance with regulatory requirements through a variety of environmental management systems. However, the Company cannot assure that additional environmental issues will not require currently unanticipated investigation, assessment or expenditures, or that requirements applicable to the Company will not be altered in ways that will require the Company to incur significant additional costs.

Livestock Risk The Company is subject to risks relating to its ability to maintain animal health status in the HPG. Livestock health problems could adversely impact production, supply of raw material to the Pork, Beef and International segments and consumer confidence.

The Company monitors herd health on a daily basis and has bio-security procedures and employee training programs in place throughout the hog production network to reduce the risk related to potential exposure of hogs to infectious diseases. Although there have been no reported cases of major livestock disease outbreaks in the U.S., there have been adverse effects in the livestock industries of Canada, Europe and South America from disease and the Company cannot assure that livestock disease will not have a material adverse effect on the Company's financial statements.

Packer Ban on Livestock Ownership In the past, Congress has considered and the State of Iowa has adopted legislation that would prohibit or restrict meat packers from owning livestock (see State of Iowa Legislation at Note 12 to the consolidated financial statements). The Company cannot assure that similar legislation affecting its operations will not be adopted at the federal or state levels in the future. Such legislation, if adopted and not successfully challenged, could have a material adverse impact on the Company's operations and its financial statements. The Company has and will continue to aggressively challenge any such legislation.

Acquisition Risk The Company has made numerous acquisitions in recent years and regularly reviews opportunities for strategic growth through acquisitions. These acquisitions may involve large transactions and present financial, managerial and operational challenges including difficulty in integrating personnel and systems, assumption of unknown liabilities and potential disputes with the sellers and other service or product suppliers.

Access to Capital Markets Risk The Company's operations and investment activities depend upon access to debt and equity capital markets. The Company and certain of its operating subsidiaries have entered into separate debt agreements that contain financial covenants tied to working capital, net worth, leverage, interest coverage, fixed charges and capital expenditures, among other things. The debt agreements restrict the payment of dividends to shareholders and under certain circumstances may limit additional borrowings and the acquisition or disposition of assets.

As currently structured, a breach of a covenant or restriction in any of the agreements could result in a default that would in turn default other agreements, allowing the affected lenders to accelerate the repayment of principal and accrued interest on their outstanding loans, if they chose, and terminate their commitments to lend additional funds. The future ability of the Company and its operating subsidiaries to comply with financial covenants, make scheduled payments of principal and interest, or refinance existing borrowings depends on future business performance which is subject to economic, financial, competitive and other factors. As discussed in Liquidity and Capital Resources, the Company obtained amendments, in fiscal 2003, to the facility and certain of its senior notes to suspend and/or make certain financial covenants less restrictive. As of April 27, 2003, the Company and its subsidiaries were in compliance with the financial covenants and restrictions in all outstanding loan agreements.

Recent Developments

In May of fiscal 2004, the Company notified Pennexx that it was in default under the Company's credit agreement. At that time, the Company terminated its commitment to make further loans under the credit agreement and demanded repayment of all amounts currently outstanding. In June of fiscal 2004, the Company took possession of Pennexx's assets due to Pennexx's inability to pay amounts owed to the Company under the credit agreement. The Company also assumed the $12.1 million of Pennexx equipment lease obligations. As a result of operating losses at Pennexx subsequent to the Company's original investment, the carrying value of the Company's 41% equity investment in Pennexx is zero as of April 27, 2003. The Company is currently evaluating the value of the underlying assets securing the credit agreement and operating the assets under the name Showcase Foods, Inc. as a part of the Beef segment.

In July of fiscal 2004, the Company entered into a definitive asset purchase agreement with Farmland Industries, Inc. (Farmland) under which the Company will acquire substantially all of the assets, and certain liabilities, of Farmland Foods, Farmland's pork production and processing business, for approximately $363.5 million in cash. The acquisition is subject to completion of the auction process and regulatory approval. Consistent with the Company's acquisition strategy for larger acquisitions, the Company expects to finance this acquisition with a combination of equity and debt. Farmland Foods has annual sales of approximately $1,800.0 million.

The Company anticipates entering into a definitive purchase agreement during the second quarter of fiscal 2004, for the acquisition of 90% of the outstanding shares of a privately-held producer of processed meats products located in the eastern U.S. The purchase price is expected to be in the range of $50.0 million – $60.0 million. This company has annual sales of approximately $70.0 million.

Forward-Looking Information

This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking statements include statements concerning the Company's outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. The Company's forward-looking statements are subject to many risks and uncertainties, including the availability and prices of live hogs and cattle, raw materials and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, operating efficiencies, changes in interest rate and foreign currency exchange rates, access to capital, the cost of compliance with environmental and health standards, adverse results from ongoing litigation, actions of domestic and foreign governments, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations and other risks and uncertainties described in "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (IN MILLIONS, EXCEPT PER SHARE DATA)	2003	2002	2001
Sales	$ 7,904.5	$ 7,356.1	$ 5,899.9
Cost of sales	7,203.4	6,393.0	5,069.6
Gross profit	701.1	963.1	830.3
Selling, general and administrative expenses	567.9	558.0	463.0
Interest expense	94.0	94.3	89.0
Gain on sale of IBP, inc. common stock (Note 11)	–	(7.0)	(79.0)
Income before income taxes	39.2	317.8	357.3
Income taxes	12.9	120.9	133.8
Net income	$ 26.3	$ 196.9	$ 223.5
Net income per basic common share	$ .24	$ 1.82	$ 2.06
Net income per diluted common share	$ .24	$ 1.78	$ 2.03

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS ENDED (IN MILLIONS, EXCEPT SHARE DATA)	APRIL 27, 2003	APRIL 28, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 66.0	$ 71.1
Accounts receivable less allowances of $11.4 and $9.0	463.3	516.7
Inventories	1,064.7	860.5
Prepaid expenses and other current assets	56.5	72.1
Total current assets	1,650.5	1,520.4
Property, plant and equipment:		
Land	132.5	105.7
Buildings and improvements	963.4	869.1
Machinery and equipment	1,194.4	1,075.6
Breeding stock	103.4	95.9
Construction in progress	57.9	60.7
	2,451.6	2,207.0
Less accumulated depreciation	(820.1)	(658.9)
Net property, plant and equipment	1,631.5	1,548.1
Other assets:		
Goodwill	503.8	448.3
Investments in partnerships	114.6	119.7
Other	310.2	236.2
Total other assets	928.6	804.2
	$4,210.6	$3,872.7

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	April 27, 2003	April 28, 2002
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$ 18.9	$ 24.0
Current portion of long-term debt and capital lease obligations	115.0	68.9
Accounts payable	384.7	355.8
Accrued expenses and other current liabilities	298.9	273.2
Total current liabilities	817.5	721.9
Long-term debt and capital lease obligations	1,599.1	1,387.1
Other noncurrent liabilities:		
Deferred income taxes	205.4	271.3
Pension and postretirement benefits	230.6	74.2
Other	46.0	37.3
Total other noncurrent liabilities	482.0	382.8
Minority interests	12.8	18.1
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 authorized shares	–	–
Common stock, $.50 par value, 200,000,000 authorized shares; 109,460,931 and 110,284,112 issued and outstanding	54.7	55.1
Additional paid-in capital	475.5	490.1
Retained earnings	862.0	835.7
Accumulated other comprehensive loss	(93.0)	(18.1)
Total shareholders' equity	1,299.2	1,362.8
	$4,210.6	$3,872.7

CONSOLIDATED STATEMENTS OF CASH FLOWS

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (IN MILLIONS)	2003	2002	2001
Operating activities:			
Net income	$ 26.3	$ 196.9	$ 223.5
Depreciation and amortization	172.7	148.1	140.1
Deferred income taxes	(16.1)	5.8	(7.2)
Gain on sale of IBP, inc. common stock	–	(7.0)	(79.0)
Gain on sale of property, plant and equipment	(2.0)	(1.3)	(2.7)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	68.5	(24.2)	(4.6)
Inventories	(178.1)	(53.8)	(51.2)
Prepaid expenses and other current assets	(7.3)	43.9	29.8
Other assets	(61.7)	(6.3)	(14.3)
Accounts payable, accrued expenses and other liabilities	80.5	(3.5)	(16.1)
Net cash provided by operating activities	82.8	298.6	218.3
Investing activities:			
Capital expenditures	(180.3)	(171.0)	(144.1)
Business acquisitions, net of cash acquired	(110.4)	(167.0)	(29.7)
Proceeds from sale of IBP, inc. common stock	–	58.6	224.5
Investments in IBP, inc. common stock	–	–	(147.4)
Investments in partnerships and other assets	(9.2)	(13.3)	(2.0)
Proceeds from sale of property, plant and equipment	11.1	15.4	38.9
Net cash used in investing activities	(288.8)	(277.3)	(59.8)
Financing activities:			
Net borrowings (repayments) on notes payable	0.3	(40.4)	(39.7)
Proceeds from issuance of long-term debt	11.0	408.9	31.0
Net borrowings (repayments) on long-term credit facility	301.0	(148.0)	12.0
Principal payments on long-term debt and capital lease obligations	(89.4)	(146.8)	(86.3)
Repurchase and retirement of common stock	(24.6)	(85.7)	(77.8)
Exercise of common stock options	1.2	4.3	8.4
Net cash provided by (used in) financing activities	199.5	(7.7)	(152.4)
Net (decrease) increase in cash and cash equivalents	(6.5)	13.6	6.1
Effect of currency exchange rates on cash	1.4	1.0	0.5
Cash and cash equivalents at beginning of year	71.1	56.5	49.9
Cash and cash equivalents at end of year	$ 66.0	$ 71.1	$ 56.5
Supplemental disclosures of cash flow information:			
Interest paid, net of amount capitalized	$ 98.5	$ 95.3	$ 104.4
Income taxes paid	11.5	123.8	126.2
Noncash investing and financing activities:			
Common stock issued for acquisitions	$ –	$ 202.7	$ –
Common stock repurchases not settled	–	(7.9)	–

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (IN MILLIONS)	2003	2002	2001
Common stock – Shares:			
Balance, beginning of year	110.3	105.0	109.4
Common stock issued	0.1	9.6	–
Exercise of stock options	0.1	0.3	0.9
Repurchase and retirement of common stock	(1.0)	(4.6)	(5.3)
Balance, end of year	109.5	110.3	105.0
Common stock – Par value:			
Balance, beginning of year	$ 55.1	$ 52.5	$ 54.7
Common stock issued	–	4.7	–
Exercise of stock options	0.1	0.2	0.4
Repurchase and retirement of common stock	(0.5)	(2.3)	(2.6)
Balance, end of year	54.7	55.1	52.5
Additional paid-in capital:			
Balance, beginning of year	490.1	379.4	446.6
Common stock issued	0.3	197.9	–
Exercise of stock options	1.1	4.1	8.0
Stock option expense	0.2	–	–
Repurchase and retirement of common stock	(16.2)	(91.3)	(75.2)
Balance, end of year	475.5	490.1	379.4
Retained earnings:			
Balance, beginning of year	835.7	638.8	415.3
Net income (A)	26.3	196.9	223.5
Balance, end of year	862.0	835.7	638.8
Accumulated other comprehensive (loss) income:			
Balance, beginning of year (B)	(18.1)	(17.6)	(13.7)
Unrealized (loss) gain on securities, net of tax of $0.0, $(3.3) and $(28.1)	(0.1)	5.2	45.9
Minimum pension liability, net of tax of $61.5, $0.6 and $0.9	(96.9)	(0.9)	(1.4)
Hedge accounting, net of tax of $(2.3)	3.6	–	–
Transition adjustment for hedge accounting, net of tax of $8.0	–	(12.7)	–
Foreign currency translation	16.7	0.2	(3.2)
Reclassification adjustments:			
Hedge accounting	0.8	11.9	–
Securities	1.0	(4.2)	(45.2)
Balance, end of year (C)	(93.0)	(18.1)	(17.6)
Total shareholders' equity	$ 1,299.2	$ 1,362.8	$ 1,053.1
Total comprehensive (loss) income (A–B+C)	$ (48.6)	$ 196.4	$ 219.6

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SMITHFIELD FOODS, INC. AND SUBSIDIARIES (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

Note 1: Summary of Significant Accounting Policies

Nature of Business Smithfield Foods, Inc. and subsidiaries (the Company) is comprised of four segments: Pork, Beef, International and the Hog Production Group (HPG). The Pork segment consists primarily of seven wholly or majority owned United States (U.S.) fresh pork and processed meats subsidiaries. The Beef segment is comprised primarily of two U.S. beef processing subsidiaries and the International segment consists primarily of four meat processing subsidiaries. The HPG consists primarily of hog production operations located in the U.S. and Poland. The Pork, International and the HPG segments have certain joint ventures and other investments in addition to their primary operations.

Basis of Presentation The accompanying consolidated financial statements include the accounts of the Company after elimination of all material intercompany balances and transactions. Investments in partnerships are recorded using the equity method of accounting.

Management uses estimates and assumptions in the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest April 30. Fiscal 2003, 2002 and 2001 were all 52 weeks.

Cash and Cash Equivalents The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash equivalents approximates market value. As of April 27, 2003 and April 28, 2002, cash and cash equivalents include $1.1 and $20.7, respectively, in short-term marketable securities.

Inventories Inventories are valued at the lower of first-in, first-out cost or market. Cost includes raw materials, labor and manufacturing and production overhead. Inventories consist of the following:

	APRIL 27, 2003	APRIL 28, 2002
Fresh and processed meats	$ 442.1	$ 383.9
Hogs on farms	414.2	349.2
Cattle	85.2	25.2
Manufacturing supplies	55.6	51.9
Other	67.6	50.3
	$ 1,064.7	$ 860.5

Property, Plant and Equipment Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods from 20 to 40 years. Machinery and equipment is depreciated over periods from five to 20 years. Breeding stock is depreciated over two and one-half years. Assets held under capital leases are classified as property, plant and equipment and amortized over the lease terms. Lease amortization is included in depreciation expense. Depreciation expense is reported in the consolidated statements of income as either cost of sales or selling, general and administrative expenses. Depreciation expense totaled $165.2, $139.9 and $124.8 in fiscal 2003, 2002 and 2001, respectively. Repairs and maintenance charges are expensed as incurred. Repair and maintenance expenses totaled $211.1, $206.1 and $178.9 in fiscal 2003, 2002 and 2001, respectively. Improvements that materially extend the life of the asset are capitalized. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.

Interest on capital projects is capitalized during the construction period. Total interest capitalized was $2.5, $1.8 and $2.8 in fiscal 2003, 2002 and 2001, respectively.

Goodwill and Other Intangible Assets In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).

SFAS 141 requires any business combinations to be accounted for using the purchase method. Additionally, SFAS 141 further clarifies the criteria for recognizing identifiable intangible assets separate from goodwill. The Company has applied SFAS 141 to all business combinations in fiscal 2003 and 2002 (Note 2).

SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. This statement requires that acquired goodwill and other indefinite-life intangible assets are no longer periodically amortized into income, but are subject to an annual impairment measurement. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In accordance with SFAS 142, amortization of acquired goodwill and other indefinite-life intangible assets was discontinued after fiscal 2001. The Company allocates goodwill to its reporting units and performs an annual assessment for potential impairment. Management believes there is no significant exposure to a loss from impairment of acquired goodwill and other intangible assets as of April 27, 2003. Had SFAS 142 been effective in fiscal 2001, net income and net income per diluted share would have increased $8.8, or $.08 per diluted share, to $232.3, or $2.11 per diluted share.

Deferred debt issuance costs are amortized over the terms of the related loan agreements.

Investments in Partnerships The Company uses the equity method of accounting for its investments in joint ventures and other entities in which it has more than 20%, but not more than 50%, voting interest. The table below summarizes the Company's various partnership investments as of April 27, 2003 and April 28, 2002.

	APRIL 27, 2003	APRIL 28, 2002
Carolina Turkeys	$ 37.3	$ 28.0
Agroindustrial del Noroeste (Agroindustrial)	20.9	28.0
Granjas Carroll de Mexico (Granjas)	19.1	19.4
Other	37.3	44.3
	$ 114.6	$ 119.7

Derivative Financial Instruments and Hedging Activities On April 30, 2001, the first day of fiscal 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133). In accordance with SFAS 133, all derivatives are reflected at their fair value and are recorded in current assets and current liabilities in the consolidated balance sheets as of April 27, 2003 and April 28, 2002. Derivative instruments consist primarily of exchange-traded futures contracts.

The accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and the appropriate documentation maintained. Hedging relationships are established pursuant to the Company's risk management policies and are initially and regularly evaluated to determine whether they are expected to be, and have been, highly effective hedges. If a derivative ceases to be a highly effective hedge, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized in earnings each period. Changes in the fair value of derivatives not designated in a hedging relationship are recognized in earnings each period.

For derivatives designated as a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedges), the changes in the fair value of the derivative as well as changes in the fair value of the hedged item attributable to the hedged risk are recognized each period in earnings. If a firm commitment designated as the hedged item in a fair value hedge is terminated or otherwise no longer qualifies as the hedged item, any asset or liability previously recorded as part of the hedged item is recognized currently in earnings.

For derivatives designated as a hedge of a forecasted transaction or of the variability of cash flows related to a recognized asset or liability (cash flow hedges), the effective portion of the change in fair value of the derivative is reported in other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative are recognized currently in earnings. Gains or losses deferred in accumulated other comprehensive income (loss) associated with terminated derivatives and derivatives that cease to be highly effective hedges remain in accumulated other comprehensive income (loss) until the hedged item affects earnings. Forecasted transactions designated as the hedged item in a cash flow hedge are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted transaction is no longer probable of occurring, any gain or loss deferred in accumulated other comprehensive income (loss) is recognized in earnings currently.

On April 30, 2001, upon adoption of SFAS 133, the Company recorded a $12.7 after-tax loss as a cumulative effect of an accounting change resulting in an increase in other comprehensive loss (net of income tax benefits of $8.0) to recognize the fair value of all derivative financial instruments. All of the transition adjustment recorded in other comprehensive loss at April 30, 2001 was reclassified into earnings during fiscal 2002.

With the adoption of SFAS 133, the accounting for certain aspects of derivative instruments and hedging activities was different in periods prior to its adoption. Prior to fiscal 2002, when the Company entered into derivative commodity instruments (primarily futures contracts) unrealized and realized gains and losses on those hedge contracts were deferred and recognized in income in the same manner as the hedged item. No unrealized gains or losses were reported in other comprehensive income (loss). Prior to fiscal 2002, the Company did not have any significant activity with interest rate or foreign currency derivatives.

Self-Insurance Programs The Company is self-insured for certain levels of general and vehicle liability, property, workers' compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

Foreign Currency Translation For the Company's foreign operations, the local currency is the functional currency. Assets and liabilities are translated into U.S. dollars at the period ending exchange rate. Statement of income amounts are translated to U.S. dollars using average exchange rates during the period. Translation gains and losses are reported as a component of other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in current earnings.

Revenue Recognition The Company recognizes revenues from product sales upon delivery to customers. Revenue is recorded at the invoice price for each product net of estimated returns and sales incentives provided to customers. Sales incentives include various rebate and promotional programs with the Company's customers, primarily rebates based on achievement of specified volume or growth in volume levels.

Advertising Costs Advertising costs are expensed as incurred, except for certain production costs, which are expensed upon the first airing of the advertisement. Advertising costs for fiscal years 2003, 2002 and 2001 were $49.0, $58.0 and $48.4, respectively.

Shipping and Handling Costs Shipping and handling costs are reported as a component of cost of sales in the Company's consolidated statement of income.

Net Income Per Share The Company presents dual computations of net income per share (Note 13). The basic computation is based on weighted average common shares outstanding during the period. The diluted computation reflects the potentially dilutive effect of common stock equivalents, such as stock options, during the period. On September 14, 2001, a two-for-one stock split of the Company's common stock was effected in the form of a stock dividend. Accordingly, all historical share and per share amounts have been restated to reflect the stock split.

Recently Issued Accounting Standards In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or the normal operation of long-lived assets, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and can be reasonably estimated. SFAS 143 will be effective for the Company in the first quarter of fiscal 2004. Based on the initial analysis, the Company does not expect the application of SFAS 143 to have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 expands consolidated financial statements to include certain variable interest entities (VIEs). VIEs are to be consolidated by the company which is considered to be the primary beneficiary of that entity, even if the company does not have majority control. FIN 46 is immediately effective for VIEs created after January 31, 2003 and is effective for the Company in the second quarter of fiscal 2004 for VIEs created prior to February 1, 2003. The Company is evaluating unconsolidated entities in which the Company has significant contractual, ownership, or other pecuniary interests to determine if they are VIEs. Based on the Company's preliminary analysis, the Company does not expect the application of FIN 46 to have a material impact on the Company's consolidated financial statements.

Reclassifications Certain prior year amounts have been reclassified to conform to fiscal 2003 presentations, including the items in Note 16.

Note 2: Acquisitions

In January of fiscal 2003, Schneider Corporation (Schneider) increased its investment in Saskatchewan-based Mitchell's Gourmet Foods (Mitchell's) from 54% to 79%. The balance of the purchase price in excess of the fair value of assets acquired and liabilities assumed at the date of acquisition was recorded as goodwill totaling $3.2.

In November of fiscal 2003, the Company acquired Vall, Inc. (Vall) for $60.7 in cash plus assumed liabilities. Vall, a hog production company with operations in Oklahoma and Texas, produces 350,000 market hogs annually. Had the acquisition of Vall occurred at the beginning of fiscal 2002, there would have been no material effect on sales for fiscal 2003. Net income and net income per diluted share would have been $23.1 and $.21 for fiscal 2003 (unaudited). There would have been no material effect on sales, net income and net income per diluted share for fiscal 2002.

In June of fiscal 2003, the Company acquired an 80% interest in Stefano Foods, Inc. (Stefano's) for $35.8 in cash plus assumed debt. The preliminary balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $24.4.

In October of fiscal 2002, the Company acquired Packerland Holdings, Inc. (Packerland) and its affiliated companies for 6.3 million shares of the Company's common stock plus assumed debt and other liabilities.

In June of fiscal 2002, the Company acquired Moyer Packing Company (Moyer) for $90.5 in cash plus assumed debt.

Had the acquisitions of Packerland and Moyer occurred at the beginning of fiscal 2001, sales, net income and net income per diluted share would have been $8,220.0, $202.5 and $1.78, respectively, for fiscal 2002 (unaudited) and $7,958.0, $235.3 and $2.02, respectively, for fiscal 2001 (unaudited).

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition for Packerland and Moyer. The goodwill resulting from these transactions was assigned to the Beef segment.

	PACKERLAND	MOYER
Current assets	$ 120.9	$ 62.5
Property, plant and equipment	114.6	56.3
Goodwill	105.7	7.2
Other	7.9	7.0
Total assets acquired	349.1	133.0
Current liabilities	(61.2)	(31.4)
Long-term debt	(123.0)	(7.6)
Deferred tax liabilities	(18.8)	(3.5)
Total liabilities assumed	(203.0)	(42.5)
Net assets acquired	$ 146.1	$ 90.5

In September of fiscal 2002, the Company acquired the remaining common shares of Schneider for 2.8 million shares of the Company's common stock. Prior to this transaction, the Company owned approximately 63% of the outstanding shares of Schneider. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $13.7.

In July of fiscal 2002, the Company acquired substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc. (Quik-to-Fix) for $31.0 in cash.

In the Company's third quarter of fiscal 2001, Schneider increased its investment in Mitchell's to 54%, requiring the Company to consolidate Mitchell's accounts and to discontinue using the equity method of accounting for Mitchell's. The balance of the purchase price in excess of the fair value of assets acquired and liabilities assumed at the date of acquisition was recorded as goodwill totaling $21.5.

Each of these acquisitions was accounted for using the purchase method of accounting and, accordingly, the accompanying consolidated financial statements include the financial position and results of operations from the dates of acquisition. Had the acquisitions of Stefano's, Quik-to-Fix, Mitchell's and the purchase of the remaining shares of Schneider occurred at the beginning of the fiscal years in which they were acquired, there would not have been a material effect on sales, net income or net income per diluted share or on the Company's financial position for such fiscal years.

Note 3: Debt

Long-term debt consists of the following:

	APRIL 27, 2003	APRIL 28, 2002
Long-term credit facility, expiring December 2006	$ 560.0	$ 259.0
8.00% senior unsecured notes, due October 2009	300.0	300.0
7.625% senior subordinated notes, due February 2008	182.1	185.1
8.52% senior notes, due August 2006	100.0	100.0
8.39% senior note, payable through October 2009	65.0	75.0
Variable rate note (2.95% at April 27, 2003), payable through October 2009	57.5	62.5
8.44% note, payable through October 2009	50.0	50.0
8.25% note, payable through March 2006	45.0	60.0
7.50% debentures, due October 2016	44.9	41.6
8.34% senior notes, due August 2003	40.0	40.0
Variable rate note (4.31% at April 27, 2003), payable through July 2011	27.0	29.0
8.63% note, payable through July 2011	22.5	24.2
Miscellaneous with interest rates ranging from 1.45% to 10.75%, due May 2003 through October 2017	210.6	208.5
	1,704.6	1,434.9
Less current portion	(112.4)	(64.6)
	$ 1,592.2	$ 1,370.3

Scheduled maturities of long-term debt are as follows:

FISCAL YEAR	
2004	$ 112.4
2005	81.2
2006	72.0
2007	748.1
2008	219.5
Thereafter	471.4
	$ 1,704.6

In April 2003, the Company amended its December 2001 U.S. revolving credit facility to increase the line from $750.0 to $900.0. The credit facility expires December 2006. Borrowings under the facility are prepayable and bear interest, at the Company's option, at variable rates based on margins over the Federal Funds rate or LIBOR. The margin is a function of the Company's leverage. Under the April 2003 amendment, the credit facility is subject to a borrowing base limitation based on eligible U.S. inventory and receivables.

In October 2001, the Company issued $300.0 of eight-year, 8.0% senior unsecured notes, due 2009. The net proceeds were used to repay indebtedness under the Company's revolving credit facility.

In the first quarter of fiscal 2002, a new credit facility was put in place at Animex Sp. z o.o. (Animex), the Company's Polish subsidiary. This facility provides for up to $100.0 of financing ($70.0 of which constitutes a term loan), to replace numerous short-term and long-term borrowings from local, Polish lenders. The facility, which expires in fiscal 2007, is secured by substantially all of Animex's assets and is guaranteed by the Company.

In October 2001, Schneider issued $41.6 (CDN$65.0) of 15-year, 7.5% debentures. The debentures are secured by certain assets of Schneider and are guaranteed by the Company. Also in fiscal 2002, Schneider extended its $28.8 (CDN$45.0) committed credit facility to fiscal 2004.

The Company has aggregate credit facilities totaling $970.5. As of April 27, 2003, the Company had unused capacity under these credit facilities of $282.7. These facilities are generally at prevailing market rates. The Company pays commitment fees on the unused portion of the facilities.

Average borrowings under credit facilities were $478.6 in fiscal 2003, $343.5 in fiscal 2002 and $415.7 in fiscal 2001 at average interest rates of approximately 3.3%, 4.5% and 7.3%, respectively. Maximum borrowings were $650.6 in fiscal 2003, $554.4 in fiscal 2002 and $525.0 in fiscal 2001. Total outstanding borrowings were $592.4 and $281.4 with average interest rates of 3.4% and 3.9% as of April 27, 2003 and April 28, 2002, respectively.

The senior subordinated notes are unsecured. The senior notes are secured by certain of the Company's major processing plants and hog farm facilities.

The Company's various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets, and payments of dividends to shareholders. In the last half of fiscal 2003, some of the covenants in these agreements were amended. The covenants in the Company's $900.0 revolving credit facility were amended to indefinitely suspend the leverage ratio, reduce the interest coverage ratio, impose a borrowing base limitation and require certain minimum liquidity levels when the Company is acquiring other businesses. The Company has the right to elect out of the borrowing base requirement, in which case the suspended and reduced covenants will be reinstated. The covenants in the Company's senior secured notes were amended to suspend certain leverage ratios through July 2005, potentially increase interest charges during this suspension period, reduce the fixed charge coverage ratio, increase the minimum working capital requirement, establish maintenance of debt to total capitalization ratios and require certain minimum liquidity levels when the Company is acquiring other businesses. Beginning in August 2005, the Company will be required to maintain certain financial covenants at their original levels (fixed charges coverage, as defined, of greater than or equal to 1.50 to 1; consolidated funded debt to EBITDA, as defined, of less than or equal to 4.00 to 1; and consolidated senior funded debt to EBITDA, as defined, of less than or equal to 3.20 to 1). As of April 27, 2003, the Company was in compliance with all debt covenants.

Note 4: Income Taxes

Income tax expense consists of the following:

	2003	2002	2001
Current tax expense:			
Federal	$ 15.0	$ 95.8	$121.1
State	4.8	11.1	15.4
Foreign	9.2	8.2	4.5
	29.0	115.1	141.0
Deferred tax expense (benefit):			
Federal	(13.5)	2.3	(7.4)
State	(4.2)	1.1	(1.5)
Foreign	1.6	2.4	1.7
	(16.1)	5.8	(7.2)
	$ 12.9	$120.9	$133.8

A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:

	2003	2002	2001
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.6	2.3	2.4
Taxes on foreign income which differ from the statutory U.S. federal rate	11.7	2.3	0.7
Foreign sales corporation benefit	(21.0)	(2.9)	(0.7)
Other	5.7	1.3	–
	33.0%	38.0%	37.4%

The tax effects of temporary differences consist of the following:

	April 27, 2003	April 28, 2002
Deferred tax assets:		
Pension liabilities	$ 66.8	$ 5.3
Tax credits, carryforwards and net operating losses	21.3	11.9
Accrued expenses	17.8	16.5
Other	15.5	6.4
	$121.4	$ 40.1
Deferred tax liabilities:		
Property, plant and equipment	$147.8	$138.8
Accounting method change	98.9	114.6
Investments in subsidiaries	64.0	39.5
Other	1.6	3.0
	$312.3	$295.9

As of April 27, 2003 and April 28, 2002, the Company had $14.5 and $15.5, respectively, of net current deferred tax assets included in prepaid expenses and other current assets. The Company had a valuation allowance of $30.0 and $28.8 related to income tax assets as of April 27, 2003 and April 28, 2002, respectively, primarily the result of losses in foreign jurisdictions for which no tax benefit was recognized.

The tax credits, carryforwards and net operating losses expire from fiscal 2004 to 2023.

As of April 27, 2003, foreign subsidiary net earnings of $71.6 were considered permanently reinvested in those businesses. Accordingly, federal income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Note 5: Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	APRIL 27, 2003	APRIL 28, 2002
Payroll and related benefits	$113.8	$ 96.7
Self-insurance reserves	40.8	35.0
Other	144.3	141.5
	$298.9	$273.2

Note 6: Shareholders' Equity

Stock Split As discussed in Note 1, the Company effected a two-for-one split of its common stock on September 14, 2001. The consolidated statements of shareholders' equity have been restated to reflect the effect of this split. Stock option agreements provide for the issuance of additional shares for the stock split. All stock options outstanding and per share amounts for all periods have been restated to reflect the effect of this split.

Share Repurchase Program The board of directors has authorized the repurchase of up to 18,000,000 shares of the Company's common stock. The Company repurchased 949,600, 4,636,300 and 5,253,870 shares in fiscal 2003, 2002 and 2001, respectively. As of April 27, 2003, the Company has 1,203,430 additional shares remaining under the authorization.

Exchangeable Shares Included in common stock as of April 27, 2003 and April 28, 2002 are 542,750 exchangeable shares. The exchangeable shares were issued in connection with the acquisition of Schneider. These shares are exchangeable on a one-for-one basis by the holder into the Company's common stock and, accordingly, are treated as common stock.

Preferred Stock The Company has 1,000,000 shares of $1.00 par value preferred stock authorized, none of which are issued. The board of directors is authorized to issue preferred stock in series and to fix, by resolution, the designation, dividend rate, redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.

Stock Options The Company's 1992 Stock Option Plan and its 1998 Stock Incentive Plan (collectively, the incentive plans) provide for the issuance of nonstatutory stock options to management and other key employees. Options were granted for periods not exceeding 10 years and exercisable five years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. There are 11,000,000 shares reserved under the incentive plans. As of April 27, 2003, there were 3,473,000 shares available for grant under the incentive plans.

The following is a summary of stock option transactions for fiscal years 2001 through 2003:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 30, 2000	3,701,000	$ 8.34
Granted	1,480,000	13.22
Exercised	(849,000)	5.89
Canceled	(130,000)	11.42
Outstanding at April 29, 2001	4,202,000	10.46
Granted	1,845,000	18.99
Exercised	(341,000)	6.66
Canceled	(20,000)	13.22
Outstanding at April 28, 2002	5,686,000	13.45
Granted	140,000	21.00
Exercised	(112,600)	5.85
Canceled	(80,000)	13.22
Outstanding at April 27, 2003	5,633,400	$13.79

The following table summarizes information about stock options outstanding as of April 27, 2003:

				OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 5.76 to $ 7.65	1,148,400	1.0	$ 6.03	1,148,400	$ 6.03
8.23 to 9.39	210,000	4.5	8.57	140,000	8.23
13.12 to 14.59	2,230,000	6.2	13.46	340,000	13.21
15.81 to 16.34	60,000	4.8	16.03	60,000	16.03
18.20 to 21.84	1,985,000	8.2	19.13	–	–
$ 5.76 to $21.84	5,633,400	5.8	$13.79	1,688,400	$ 8.01

On April 29, 2002, the Company adopted the fair value method defined in SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is in compliance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123," issued December 2002, to account for the Company's stock option plans. The Company records compensation expense for stock options granted subsequent to April 28, 2002 based on the fair value as determined using the Black-Scholes option pricing model and weighted average assumptions. The impact of recording compensation expense for stock options granted was $0.2, or less than one cent per diluted share in fiscal 2003. The weighted average fair values of the option shares granted in fiscal 2003 was $7.76 per share. The expected option life, risk-free interest rate and the expected annual volatility and dividend yield used to calculate the value of the option shares granted in fiscal 2003 was 8.0 years, 4.3%, 35.0% and 0.0%, respectively.

Stock options granted prior to April 29, 2002 continue to be accounted for under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recorded. Had the Company used the fair value method to determine compensation expense for its stock options granted prior to April 29, 2002, net income and net income per basic and diluted share would have been as follows:

	2003	2002	2001
Net income, as reported	$ 26.3	$196.9	$223.5
Pro forma net income	22.6	193.9	221.7
Net income per share, as reported:			
Basic	$ .24	$ 1.82	$ 2.06
Diluted	.24	1.78	2.03
Pro forma net income per share:			
Basic	$ .21	$ 1.79	$ 2.05
Diluted	.21	1.76	2.01
Weighted average fair values of option shares granted		$ 9.00	$ 6.64
Expected option life		7.0 years	7.0 years
Risk-free interest rate		5.1%	6.3%
Expected annual volatility		35.0%	35.0%
Dividend yield		0.0%	0.0%

Preferred Share Purchase Rights On May 30, 2001, the board of directors of the Company adopted a Shareholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right (a Right) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to buy one two-thousandth of a Series A junior participating preferred share (Preferred Share), par value $1.00 per share, at an exercise price of $90.00 subject to adjustment. Each Preferred Share will entitle its holder to 2,000 votes and will have an aggregate dividend rate of 2,000 times the amount, if any, paid to holders of common stock. The Rights will expire on May 31, 2011, unless the date is extended or unless the Rights are earlier redeemed or exchanged at the option of the board of directors for $.00005 per Right. Generally, each share of common stock issued after May 31, 2001 will have one Right attached. The adoption of the Rights Plan has no impact on the financial position or results of operations of the Company.

Accumulated Other Comprehensive Loss The table below summarizes the components of accumulated other comprehensive loss as of April 27, 2003 and April 28, 2002.

	2003	2002
Minimum pension liability	$ (106.8)	$ (9.9)
Foreign currency translation	10.2	(6.5)
Hedge accounting	3.6	(0.8)
Unrealized loss on securities	–	(0.9)
Accumulated other comprehensive loss	$ (93.0)	$ (18.1)

Note 7: Derivative Financial Instruments

The Company's meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate these price risks. While this may limit the Company's ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material losses. The Company attempts to closely match the commodity contract terms with the hedged item. The Company also enters into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of its foreign currency exposure.

Cash Flow Hedges The Company utilizes derivatives (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with forecasted purchases and sales of live hogs, live cattle, corn and soybean meal. These derivatives have been designated as cash flow hedges.

Derivative gains or losses from these cash flow hedges are deferred in other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged forecasted purchases or sales affect earnings. To match the underlying transaction being hedged, derivative gains or losses associated with anticipated purchases are recognized in cost of sales and amounts associated with anticipated sales are recognized in sales in the consolidated statements of income. Ineffectiveness related to the Company's cash flow hedges was not material in fiscal 2003 or 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness and no hedges were discontinued during fiscal 2003 or 2002 as a result of it becoming probable that the forecasted transaction will not occur.

Fair Value Hedges The Company's commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy or sell live hogs, live cattle, corn and soybean meal. Derivative gains and losses from these fair value hedges are recognized in earnings currently along with the change in fair value of the hedged item attributable to the risk being hedged. Gains and losses related to hedges of firm commitments are recognized in cost of sales in the consolidated statements of income. Ineffectiveness related to the Company's fair value hedges was not material in fiscal 2003 or 2002. There were no derivative gains or losses excluded from the assessment of hedge effectiveness during fiscal 2003 or 2002.

Foreign Currency and Interest Rate Derivatives In accordance with the Company's risk management policy, certain foreign currency and interest rate derivatives were executed in fiscal 2003 and 2002. These derivative instruments were recorded as cash flow hedges or fair value hedges, as appropriate, and were not material to the results of operations.

The following table provides the fair value of the Company's open derivative financial instruments as of April 27, 2003 and April 28, 2002.

	2003	2002
Livestock	$ (0.1)	$ 5.0
Other commodities	0.1	(0.3)
Interest rates	(0.9)	(1.1)
Foreign currency	(1.8)	(0.3)

As of April 27, 2003, no commodity futures contracts exceed 12 months. As of April 27, 2003, the weighted average maturity of the Company's interest rate and foreign currency financial instruments is eight months, with maximum maturities of 38 and 12 months, respectively. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

The Company determines the fair value of public debt using quoted market prices and values all other debt using discounted cash flow techniques at estimated market prices for similar issues. As of April 27, 2003 and April 28, 2002, the fair value of long-term debt, based on the market value of debt with similar maturities and covenants, was approximately $1,764.1 and $1,467.5, respectively.

Note 8: Pension and Other Retirement Plans

The Company provides substantially all U.S. and Canadian employees with pension benefits. Salaried employees are provided benefits based on years of service and average salary levels. Hourly employees are provided benefits of stated amounts for each year of service. The Company's funding policy is to contribute the minimum amount required under government regulations. Pension plan assets are invested primarily in equities, debt securities, insurance contracts and money market funds.

The Company provides health care and life insurance benefits for certain retired employees. These plans are unfunded and generally pay covered costs reduced by retiree premium contributions, co-payments and deductibles. The Company retains the right to modify or eliminate these benefits.

The changes in the status of the Company's pension and postretirement plans, the related components of pension and postretirement expense and the amounts recognized in the consolidated balance sheets are as follows:

	PENSION BENEFITS		POSTRETIREMENT BENEFITS	
	APRIL 27, 2003	APRIL 28, 2002	APRIL 27, 2003	APRIL 28, 2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$517.9	$480.4	$ 29.7	$ 26.8
Service cost	13.0	11.3	0.8	0.5
Interest cost	37.4	35.5	2.3	1.9
Plan amendments	–	5.3	–	–
Employee contributions	1.3	1.3	–	–
Benefits paid	(34.5)	(32.5)	(2.1)	(1.9)
Foreign currency changes	18.5	(2.3)	1.7	(0.2)
Actuarial loss	92.6	18.9	5.8	2.6
Benefit obligation at end of year	646.2	517.9	38.2	29.7
Change in plan assets:				
Fair value of plan assets at beginning of year	474.1	465.6	–	–
Actual return on plan assets	(54.0)	32.0	–	–
Acquisitions	–	–	–	–
Employer and employee contributions	25.3	11.7	2.1	1.9
Foreign currency changes	15.1	(2.7)	–	–
Benefits paid	(34.5)	(32.5)	(2.1)	(1.9)
Fair value of plan assets at end of year	426.0	474.1	–	–
Reconciliation of accrued cost:				
Funded status	(220.2)	(43.8)	(38.2)	(29.7)
Unrecognized actuarial loss (gain)	218.5	28.8	6.0	(1.9)
Unrecognized prior service cost	12.9	14.2	(0.8)	–
Prepaid (accrued) cost at end of year	$ 11.2	$ (0.8)	$ (33.0)	$ (31.6)
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	$ 46.4	$ 39.6	$ –	$ –
Accrued benefit liability	(226.9)	(68.1)	(33.0)	(31.6)
Intangible asset	12.9	11.2	–	–
Minimum pension liability	178.8	16.5	–	–
Net amount recognized at end of year	$ 11.2	$ (0.8)	$ (33.0)	$ (31.6)

Components of net periodic costs include:

	Pension Benefits		
	2003	2002	2001
Service cost	$ 13.0	$ 11.3	$ 11.2
Interest cost	37.4	35.5	32.5
Expected return on plan assets	(41.0)	(39.6)	(36.3)
Net amortization	3.0	1.1	1.3
Net periodic cost	$ 12.4	$ 8.3	$ 8.7

	Postretirement Benefits		
	2003	2002	2001
Service cost	$ 0.8	$ 0.5	$ 0.5
Interest cost	2.3	1.9	1.9
Net amortization	–	(0.3)	(0.3)
Net periodic cost	$ 3.1	$ 2.1	$ 2.1

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $646.2, $595.4 and $426.0, respectively, as of April 27, 2003 and $208.5, $202.4 and $139.4, respectively, as of April 28, 2002. As of April 27, 2003, the amount of Company common stock included in plan assets was 2,827,048 shares with a market value of $53.2.

In determining the projected benefit obligation and the accumulated postretirement benefit obligation in fiscal 2003 and 2002, the following weighted average assumptions were made:

	Pension Benefits		Postretirement Benefits	
	April 27, 2003	April 28, 2002	April 27, 2003	April 28, 2002
Discount rate	6.3%	7.2%	6.5%	7.5%
Expected return on assets	8.3	8.6	–	–
Compensation increase	3.2	3.6	–	–

In determining the accumulated postretirement benefit obligation in fiscal 2003, the assumed annual rate of increase in per capita cost of covered health care benefits for U.S. plans was 12.0% and decreased by 0.5% each year until leveling at 5.5%. For non-U.S. plans, the assumed annual rate of increase was 6.5% for fiscal 2003 and decreased by 0.5% each year until leveling at 5.0%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in the assumed health care cost trends would have the following effect:

	ONE PERCENTAGE POINT INCREASE	ONE PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on accumulated benefit obligation	2.1	(1.9)

Note 9: Lease Obligations and Commitments

The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under operating leases of real estate, machinery, vehicles and other equipment was $42.6, $42.4 and $39.6 in fiscal 2003, 2002 and 2001, respectively. Rental expense in fiscal 2003, 2002 and 2001 included $0.2, $0.3 and $3.2 of contingent maintenance fees, respectively. Future rental commitments under non-cancelable operating leases as of April 27, 2003 are as follows:

FISCAL YEAR	
2004	$ 38.1
2005	30.0
2006	24.9
2007	23.7
2008	15.2
Thereafter	28.8
	$160.7

Future minimum lease payments under capital leases are as follows:

FISCAL YEAR	
2004	$ 3.3
2005	3.5
2006	2.0
2007	0.7
2008	0.7
Thereafter	0.9
	11.1
Less amounts representing interest	(1.6)
Present value of net minimum obligations	9.5
Less current portion	(2.6)
Long-term capital lease obligations	$ 6.9

As of April 27, 2003, the Company had definitive commitments of $127.8 for capital expenditures primarily for processed meats expansion and production efficiency projects.

The Company has agreements, expiring from fiscal 2004 through 2013, to use cold storage warehouses owned by partnerships, 50% of which are owned by the Company. The Company has agreed to pay prevailing competitive rates for use of the facilities, subject to aggregate guaranteed minimum annual fees. In fiscal 2003, 2002 and 2001, the Company paid $12.1, $8.8 and $9.1, respectively, in fees for use of the facilities. As of April 27, 2003 and April 28, 2002, the Company had investments of $0.7 and $0.7, respectively, in the partnerships.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 establishes accounting and disclosure requirements for companies that enter into guarantees. Under FIN 45, the Company is required to recognize a liability, for guarantees entered into subsequent to December 31, 2002, at the fair value of the guarantee at its inception. The fair value of the guarantee is measured as the Company's obligation undertaken in issuing the guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The Company has not entered into any guarantees subsequent to December 31, 2002.

The Company has an agreement to provide a $30.0 line of credit to Pennexx Foods, Inc. (Pennexx), a case-ready meat provider, 41% owned by the Company. As of April 27, 2003, in connection with the line of credit, Pennexx has outstanding borrowings of $11.5 and the Company is a guarantor on $12.1 of equipment lease obligations of Pennexx (see Note 17). The Company currently guarantees the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations are: up to $6.0 of loans obtained by strategically important farmers under contract to the HPG; up to $3.5 of liabilities with respect to currency swaps executed by one of the Company's Mexican joint ventures, Granjas; and $3.0 of debt borrowed by another of the Company's Mexican joint ventures, Agroindustrial.

The Company has purchase commitments with certain hog and cattle producers which obligate the Company to purchase all the hogs and cattle that these producers deliver. Other arrangements obligate the Company to purchase a fixed amount of hogs and cattle. The Company also uses independent farmers and their facilities to raise hogs produced from the Company's breeding stock in exchange for a performance-based service fee payable upon delivery. The Company estimates the future obligations under these commitments based on commodity livestock futures prices, expected quantities delivered and anticipated performance to be $902.9, $419.8, $406.5, $378.6 and $378.6 for fiscal 2004 to 2008, respectively. As of April 27, 2003, the Company is also committed to purchase $146.0 under forward grain contracts payable in fiscal 2004.

Note 10: Related Party Transactions

A director of the Company holds an ownership interest in Murfam Enterprises, LLC (Murfam) and DM Farms, LLC. These entities own farms that produce hogs under contract to the Company. Murfam also produces and sells feed ingredients to the Company. In fiscal 2003, 2002 and 2001, the Company paid $23.5, $24.3 and $25.2, respectively, to these entities for the production of hogs and feed ingredients. In fiscal 2003, 2002 and 2001, the Company was paid $16.2, $16.5 and $16.3, respectively, by these entities for associated farm and other support costs. The Company believes that the terms of the arrangements are at prevailing market prices.

The chairman, president and chief executive officer of Prestage Farms, Inc. (Prestage) was a director of the Company until October 2002. The Company has a long-term agreement to purchase hogs from Prestage at prices that, in the opinion of management, are equivalent to market. Pursuant to this agreement with Prestage, the Company purchased $148.7, $176.4 and $157.5 of hogs in fiscal 2003, 2002 and 2001, respectively.

This former director also owns Prestage-Stoecker Farms, Inc. (Prestage-Stoecker). Prior to June of fiscal 2003, he had a 51% ownership interest in Prestage-Stoecker. This entity purchases feeder pigs, feed, medications and supplies from the Company. Prestage-Stoecker also reimburses the Company for certain support costs. In fiscal 2003, 2002 and 2001, Prestage-Stoecker paid the Company $187.7, $199.0 and $186.6, respectively, for the purchase of feeder pigs, feed, medications, supplies and the reimbursement of certain support costs. Included in the Company's consolidated balance sheets at April 27, 2003 and April 28, 2002 are $52.9 and $62.6 of trade receivables and a note receivable of $7.3 and $8.1, respectively, with Prestage-Stoecker.

The chief executive officer of the Company's HPG and an executive officer of the Company holds an ownership interest in JCT LLC (JCT). JCT owns certain farms that produce hogs under contract with the HPG. In fiscal 2003 and 2002, the Company paid $5.5 and $4.5, respectively, to JCT for the production of hogs. In fiscal 2003 and 2002, the Company was paid $2.5 and $2.0, respectively, from JCT for reimbursement of associated farm and other support costs. The Company provides working capital advances to JCT under the terms of a $6.0 revolving demand promissory note. In fiscal 2003, the Company provided an additional $7.7 of financing to JCT for the acquisition of hog production facilities. Total capital advances of $11.7 and $5.9 were outstanding as of April 27, 2003 and April 28, 2002, respectively. The promissory note is personally guaranteed by JCT's owners and all advances are secured by JCT's real estate and equipment. The Company believes that the terms of the foregoing arrangements were no less favorable to the Company than if entered into with unaffiliated parties.

Note 11: Gain on the Sale of IBP, inc. Common Stock

In fiscal 2002 and fiscal 2001, the Company sold 2,913,000 and 8,277,441 shares of IBP, inc. (IBP) common stock resulting in a nonrecurring, pretax gain of $7.0 and $79.0, respectively. Expenses incurred during fiscal 2001 related to the attempted merger with IBP and the expenses of the subsequent sale of these shares totaled $7.5. The after-tax gain on the sales, net of expenses, amounted to $4.2 and $45.2 for fiscal 2002 and 2001, respectively.

Note 12: Regulation and Litigation

Like other participants in the meat processing industry, the Company is subject to various laws and regulations administered by federal, state and other government entities, including the Environmental Protection Agency (EPA) and corresponding state agencies, as well as the United States Department of Agriculture, the United States Food and Drug Administration, the United States Occupational Safety and Health Administration and similar agencies in foreign countries. Management believes that the Company presently is in compliance with all these laws and regulations in all material respects and that continued compliance with these laws and regulations will not have a material adverse effect on the Company's financial position or results of operations.

In February 2003, the EPA promulgated regulations under the Clean Water Act governing confined animal feeding operations (CAFOs). Among other things, these regulations impose obligations on CAFOs to manage animal waste in ways intended to reduce the impact on water quality. These new regulations have been challenged by both industry and environmental groups. Similarly, the State of North Carolina Department of Environment and Natural Resources (NCDENR) announced in July 2002 the issuance of general permits intended to protect state waters from impacts of large animal feeding operations. Environmental groups have initiated proceedings challenging the NCDENR's action, the state has moved to dismiss, and the Company has intervened. Although compliance with the federal regulations or state permits will require some changes to the Company's hog production operations resulting in additional costs to these operations, the Company does not believe that compliance with federal regulations or state permits as promulgated would be likely to have a significant impact on the Company's hog production operations. However, there can be no assurance that pending challenges to the regulations or permits will not result in changes to those regulations or permits that would significantly impact the Company.

The EPA is also focusing on the possible need to regulate air emissions from animal feeding operations. During the year 2002, the National Academy of Sciences (Academy) undertook a study at the agency's request to assist the agency in making that determination. The Academy's study identified a need for more research and better information, but also recommended implementing without delay technically and economically feasible management practices to decrease emissions. There can be no assurance that any new regulations that may be proposed to address air emissions from animal feeding operations would not significantly affect the Company's business.

The Company from time to time receives notices from regulatory authorities and others asserting that it is not in compliance with such laws and regulations. In some instances, litigation ensues, including the matters discussed below. Although certain of the suits below remain pending and relief, if granted, would be costly, the Company believes that their ultimate resolution will not have a material adverse effect on the Company's financial position or annual results of operations.

The Water Keeper Alliance Inc. Litigation The Water Keeper Alliance, an environmental activist group from the State of New York, has filed or caused to be filed a series of lawsuits against the Company and its subsidiaries and properties, as described below.

In June 2000, Neuse River Foundation, Richard J. Dove, d/b/a The Neuse Riverkeeper, D. Boulton Baldridge, d/b/a The Cape Fear Riverkeeper, New River Foundation, Inc., Tom Mattison, d/b/a The New Riverkeeper and the Water Keeper Alliance filed a lawsuit in the General Court of Justice, Superior Court Division of the State of North Carolina against the Company, Carroll's Foods, Inc., Brown's of Carolina, Inc., Murphy Farms, Inc., Wendell H. Murphy, Sr., Wendell H. Murphy, Jr. and Joseph W. Luter, III. The lawsuit alleged, among other things, claims based on negligence, trespass, strict liability and unfair trade practices related to the operation of swine waste lagoons and sprayfields in North Carolina. The lawsuit sought numerous and costly remedies, including injunctive relief to end all use of hog waste lagoons in North Carolina, unspecified but costly remediation efforts and other damages. On March 27, 2001, the Superior Court granted the Company's motion and dismissed the lawsuit. The plaintiffs noted their appeal to the North Carolina Court of Appeals on April 11, 2001. On December 31, 2002, the Court of Appeals affirmed the dismissal of the lawsuit, and the plaintiffs' petition for appeal to the North Carolina Supreme Court was denied on February 27, 2003.

In February 2001, Thomas E. Jones and 12 other individuals filed a lawsuit in the North Carolina General Court of Justice, Superior Court Division, Wake County, against the Company, three of its subsidiaries, Wendell H. Murphy, Sr., Wendell H. Murphy, Jr. and Joseph W. Luter, III, referred to as the "Jones Suit." The Jones Suit alleged, among other things, claims based on negligence, trespass, strict liability and unfair trade practices related to the operation of swine waste lagoons and sprayfields in North Carolina. The lawsuit sought numerous and costly remedies, including injunctive relief to end all use of hog waste lagoons in North Carolina, unspecified but costly remediation efforts and other damages. On March 27, 2001, the Superior Court granted the Company's motion and dismissed the lawsuit. The plaintiffs noted their appeal to the North Carolina Court of Appeals on April 11, 2001. On December 31, 2002, the Court of Appeals affirmed the dismissal of the lawsuit, and the plaintiffs' petition for appeal to the North Carolina Supreme Court was denied on February 27, 2003.

Also in February 2001, the Water Keeper Alliance, Thomas E. Jones, d/b/a Neuse Riverkeeper and Neuse River Foundation filed two lawsuits in the United States District Court for the Eastern District of North Carolina against the Company, one of the Company's subsidiaries and two of that subsidiary's hog production facilities in North Carolina, referred to as the "Citizens Suits." The Citizens Suits allege, among other things, violations of various environmental laws at each facility and the failure to obtain certain federal permits at each facility. The lawsuits seek litigation costs, injunctive relief and substantial civil penalties. The Company's and its subsidiaries' motions to dismiss were denied and discovery is proceeding in these cases. These cases are not currently set for trial. The Company has investigated the allegations made in the Citizens Suits and believes that the outcome of these lawsuits will not have a material adverse effect on its financial condition or results of operations.

In March 2001, Eugene C. Anderson and other individuals filed what purports to be a class action in the United States District Court for the Middle District of Florida, Tampa Division, against the Company and Joseph W. Luter, III, referred to as the "Anderson Suit." The Anderson Suit purports to allege violations of various laws, including the Racketeer Influenced and Corrupt Organizations Act, based on the Company's alleged failure to comply with certain environmental laws. The complaint seeks treble damages that are unspecified. On February 13, 2002, the District Court granted the Company's and Mr. Luter's motion to dismiss, giving the plaintiffs 20 days within which to file an amended complaint.

On March 15, 2002, the plaintiffs filed their second amended complaint. On June 24, 2002, the District Court granted the Company's and Mr. Luter's motion to dismiss the plaintiffs' second amended complaint with prejudice and issued an order imposing monetary sanctions against the plaintiffs' attorneys. The plaintiffs noted their appeal to the U.S. Court of Appeals for the Eleventh Circuit on July 24, 2002. On February 25, 2003, the Court of Appeals dismissed the appeal of some, but not all of the plaintiffs. The remaining plaintiffs' appeal has been fully briefed and oral argument is scheduled before the Court of Appeals during the week of August 4, 2003. The Company continues to believe that the Anderson Suit is baseless and without merit and the Company will defend the suit vigorously.

The Company has also received notices and other communications from several organizations, including the Water Keeper Alliance, of their intent to file additional lawsuits against the Company under various federal environmental statutes regulating water quality, air quality, management of solid waste and other common law theories. These threatened lawsuits may seek civil penalties, injunctive relief, remediation costs and other damages. However, the Company does not know whether any of these threatened lawsuits will be filed. The Company believes that all of the litigation and threatened litigation described above represents the agenda of special advocacy groups including the Water Keeper Alliance. The plaintiffs in these cases have stated that federal and state environmental agencies have declined to bring any of these suits and, indeed, have criticized these agencies.

IBP Litigation In February 2003, the United States Department of Justice, Antitrust Division (DOJ), filed suit against the Company alleging that it violated the Hart-Scott-Rodino Act in connection with its acquisition of IBP, inc. stock during the calendar years 1998, 1999 and 2000. In the suit, DOJ alleges that the Company should have filed a premerger notification and report form with respect to acquisitions of IBP, inc. common stock in these three years and seeks a civil penalty of approximately $5.5 as a result. The suit was filed in federal court in Washington, D.C. The Company moved to dismiss the case on the grounds that the court in Washington, D.C. does not have jurisdiction over it. The Company is awaiting a decision on its motion. The Company believes that it has complied with applicable laws and intends to defend this suit vigorously, although there can be no assurance that the Company will be successful.

State of Iowa Legislation In calendar year 2000 and again in 2002, an Iowa statute was amended to, among other things, prohibit meat processors from directly or indirectly contracting to raise hogs in Iowa and from providing financing to Iowa hog producers. The Company prevailed in an action in federal court seeking to have that legislation declared unconstitutional. The State of Iowa has appealed that decision. In an effort to address the constitutionality of the statute, the Iowa state legislature recently amended it again. There can be no assurance that the decision on the constitutionality of this statute will not be reversed on appeal or that the statute will not be further amended by the Iowa state legislature or that similar statutes will not be enacted by any other state legislatures. If the statute is upheld on appeal, the Company believes that the most recent amendment provides that the Company has until June 30, 2006 to comply with it. Such legislation and the possible application of legislation may have a material adverse impact on the Company's operations, which are substantially integrated.

Note 13: Net Income Per Share

The computation for basic and diluted net income per share follows:

(IN MILLIONS, EXCEPT PER SHARE DATA)	NET INCOME	WEIGHTED AVERAGE SHARES	PER SHARE
Fiscal 2003			
Net income per basic share	$ 26.3	109.6	$ .24
Effect of dilutive stock options	–	0.2	–
Net income per diluted share	$ 26.3	109.8	$ .24
Fiscal 2002			
Net income per basic share	$196.9	108.1	$1.82
Effect of dilutive stock options	–	2.3	–
Net income per diluted share	$196.9	110.4	$1.78
Fiscal 2001			
Net income per basic share	$223.5	108.4	$2.06
Effect of dilutive stock options	–	1.7	–
Net income per diluted share	$223.5	110.1	$2.03

In fiscal 2003, 1,985,000 stock option shares, at an average option price of $19.13, were not included in the computation of net income per diluted share because the options' exercise prices were greater than the average market price of the Company's common shares. For fiscal 2002 and 2001, all outstanding stock options were included in the computation of net income per diluted share.

Note 14: Reporting Segments

The Company changed its reporting segments in fiscal 2003 to separately report the meat processing operations. Previously, the Company's segments were the Meat Processing Group and HPG. The new reporting segments are Pork, Beef, International and HPG. The Pork segment includes the Company's operations that process, package, market and distribute fresh pork and processed meats to retail, foodservice and export channels. Similarly, the Beef segment operations process, package, market and distribute beef to the same channels. The Company's International reporting segment includes its meat processing operations outside the U.S. and produces a wide variety of fresh and processed meats for retail, foodservice and export channels. The HPG segment supplies raw materials (live hogs) primarily to the Pork segment and, to a lesser degree, the International segment, as well as to other outside operations.

The following tables present information about the results of operations and the assets of the Company's reportable segments for the fiscal years ended April 27, 2003, April 28, 2002 and April 29, 2001. The information contains certain allocations of expenses that the Company deems reasonable and appropriate for the evaluation of results of operations. The Company does not allocate income taxes to segments. Segment assets exclude intersegment account balances as the Company believes that inclusion would be misleading or not meaningful. Management believes all intersegment sales are at prices which approximate market. The Company has restated the segment information for fiscal 2002 and 2001 to conform to fiscal 2003 presentation.

	PORK	BEEF	INTER-NATIONAL	HOG PRODUCTION	GENERAL CORPORATE	TOTAL
Fiscal 2003						
Sales	$4,286.0	$2,165.2	$1,304.6	$1,059.8	$ –	$8,815.6
Intersegment sales	(27.9)	(12.3)	(29.0)	(841.9)	–	(911.1)
Depreciation and amortization	71.9	18.1	29.9	45.8	7.0	172.7
Operating profit (loss)	184.6	77.4	38.7	(108.4)	(59.1)	133.2
Interest expense	29.1	9.2	16.5	27.1	12.1	94.0
Assets	1,277.4	537.7	764.9	1,423.8	206.8	4,210.6
Capital expenditures	91.8	7.4	27.2	42.6	11.3	180.3
Fiscal 2002						
Sales	$4,540.3	$1,286.1	$1,254.5	$1,265.3	$ –	$8,346.2
Intersegment sales	(1.5)	(8.2)	(24.2)	(956.2)	–	(990.1)
Depreciation and amortization	64.1	11.6	26.7	39.3	6.4	148.1
Operating profit (loss)	163.8	10.0	24.2	266.6	(59.5)	405.1
Gain on sale of IBP common stock	–	–	–	–	(7.0)	(7.0)
Interest expense	30.9	4.7	19.8	17.2	21.7	94.3
Assets	1,175.5	476.9	710.7	1,343.7	165.9	3,872.7
Capital expenditures	84.8	9.4	36.1	37.8	2.9	171.0
Fiscal 2001						
Sales	$4,325.1	$ –	$1,286.2	$1,225.8	$ –	$6,837.1
Intersegment sales	(1.0)	–	(25.7)	(910.5)	–	(937.2)
Depreciation and amortization	57.1	–	28.6	49.4	5.0	140.1
Operating profit (loss)[1]	116.8	–	18.4	281.3	(49.2)	367.3
Gain on sale of IBP common stock	–	–	–	–	(79.0)	(79.0)
Interest expense	32.1	–	14.6	23.5	18.8	89.0
Assets	1,109.6	–	634.3	1,282.6	224.4	3,250.9
Capital expenditures	86.2	–	38.7	16.0	3.2	144.1

1 GENERAL CORPORATE EXPENSES INCLUDE $7.5 OF EXPENSES RELATED TO THE ATTEMPTED MERGER WITH IBP AND THE SUBSEQUENT SALE OF IBP COMMON STOCK (NOTE 11).

The following table presents the Company's sales and long-lived assets attributed to operations in the U.S. and international geographic areas.

	2003	2002	2001
Sales:			
U.S.	$ 6,625.3	$ 6,120.7	$ 4,639.4
Canada	769.9	751.2	772.0
Poland	301.5	275.2	290.1
France	207.8	209.0	198.4
Total	$ 7,904.5	$ 7,356.1	$ 5,899.9
Long-lived assets at end of year:			
U.S.	$ 2,029.4	$ 1,881.4	$ 1,576.5
Canada	282.2	252.8	229.7
Poland	167.1	149.4	114.0
France	81.4	68.7	67.0

Note 15: Quarterly Results of Operations (Unaudited)

	FIRST	SECOND	THIRD	FOURTH
Fiscal 2003				
Sales	$ 2,000.7	$ 1,958.1	$ 1,996.8	$ 1,948.9
Gross profit[1]	187.7	172.3	173.4	167.7
Net income	11.8	4.1	5.3	5.1
Net income per common share[2]				
Basic	$ .11	$ .04	$ .05	$ .05
Diluted	$ .11	$ .04	$ .05	$ .05

	FIRST	SECOND	THIRD	FOURTH
Fiscal 2002				
Sales	$ 1,636.4	$ 1,670.3	$ 2,086.3	$ 1,963.1
Gross profit[1]	225.4	252.5	271.1	214.1
Net income	56.9	60.6	54.5	24.9
Net income per common share[2]				
Basic	$ .54	$ .58	$ .49	$ .23
Diluted	$ .53	$ .56	$ .48	$ .22

1 FIRST, SECOND AND THIRD QUARTER AMOUNTS HAVE BEEN RESTATED TO CONFORM TO FISCAL 2003 PRESENTATION.

2 PER COMMON SHARE AMOUNTS FOR THE QUARTERS AND FULL YEARS HAVE EACH BEEN CALCULATED SEPARATELY. ACCORDINGLY, QUARTERLY AMOUNTS MAY NOT ADD TO THE ANNUAL AMOUNTS BECAUSE OF DIFFERENCES IN THE WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DURING EACH PERIOD.

Note 16: Other Auditors

The fiscal 2001 consolidated financial statements were audited by other auditors who have ceased operations. In fiscal 2003, the Company made the following revisions in the consolidated financial statements and notes to the consolidated financial statements, which resulted in adjustments to the fiscal 2001 presentation audited by the previous auditor.

- In fiscal 2003, the Company reclassified fiscal 2001 depreciation expense that was previously stated as a separate line item on the consolidated statements of income into either cost of sales or selling, general and administrative expenses.
- In fiscal 2003, the Company changed its reportable segments, and the amounts in the fiscal 2001 notes to the consolidated financial statements were revised to conform to fiscal 2003 presentations (see Note 14).
- In fiscal 2003, the Company is presenting a two-for-one stock split (see Note 6) retroactively in the fiscal 2001 consolidated statements of shareholders' equity.

Note 17: Subsequent Events (Unaudited)

In May of fiscal 2004, the Company issued $350.0 of 10-year, 7.75% senior unsecured notes. Net proceeds of the sale of these notes were used to repay indebtedness under the revolving credit facility. Thereafter, the Company expects to use availability under the revolving credit facility together with internally generated funds, for capital expenditures and general corporate purposes, including expansion of its processed meats business and strategic acquisitions.

In May of fiscal 2004, the Company notified Pennexx that it was in default under the Company's credit agreement. At that time, the Company terminated its commitment to make further loans under the credit agreement, and demanded repayment of all amounts currently outstanding. In June of fiscal 2004, the Company took possession of Pennexx's assets due to Pennexx's inability to pay amounts owed to the Company under the credit agreement. The Company also assumed the $12.1 of Pennexx equipment lease obligations. As a result of operating losses at Pennexx subsequent to the Company's original investment, the carrying value of the Company's 41% equity investment in Pennexx is zero as of April 27, 2003. The Company is currently evaluating the value of the underlying assets securing the credit agreement and operating the assets under the name Showcase Foods, Inc. as a part of the Beef segment.

In July of fiscal 2004, the Company entered into a definitive asset purchase agreement with Farmland Industries, Inc. (Farmland) under which the Company will acquire substantially all of the assets, and certain liabilities, of Farmland Foods, Farmland's pork production and processing business, for approximately $363.5 in cash. The acquisition is subject to completion of the auction process and regulatory approval. Consistent with the Company's acquisition strategy for larger acquisitions, the Company expects to finance this acquisition with a combination of equity and debt. Farmland Foods has annual sales of $1,800.0.

The Company anticipates entering into a definitive purchase agreement during the second quarter of fiscal 2004, for the acquisition of 90% of the outstanding shares of a privately-held producer of processed meats products located in the eastern U.S. The purchase price is expected to be in the range of $50.0 – $60.0. This company has annual sales of approximately $70.0.

REPORT OF MANAGEMENT

The management of Smithfield Foods, Inc. and its subsidiaries has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. The financial statements include amounts that are based on management's best estimates and judgements. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's fiscal 2003 financial statements have been audited by Ernst & Young LLP, independent auditors, appointed by the audit committee of the Board of Directors. Management has made available to Ernst & Young LLP all of the Company's financial records and related data as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibilities among employees and is based upon policies and procedures that are communicated to those with significant roles in the financial reporting process. Management continually monitors the system of internal control for compliance and updates this system as it deems necessary.

Management believes that, as of June 3, 2003, the Company's system of internal control is adequate to accomplish the objectives discussed herein.

Joseph W. Luter, III
Chairman and
Chief Executive Officer

C. Larry Pope
President and
Chief Operating Officer

Daniel G. Stevens
Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. (a Virginia corporation) and subsidiaries as of April 27, 2003 and April 28, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Smithfield Foods, Inc. and subsidiaries for the year ended April 29, 2001 were audited by other auditors who ceased operations and whose report dated June 5, 2001, expressed an unqualified opinion on those statements before the revisions described in Note 16 to conform those financial statements to the 2003 presentation.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smithfield Foods, Inc. and subsidiaries as of April 27, 2003 and April 28, 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, effective, April 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

As discussed above, the consolidated financial statements of Smithfield Foods, Inc. for the year ended April 29, 2001, were audited by other auditors who have ceased operations. As described in Note 16, these financial statements have been adjusted to reflect a two-for-one stock split, a reclassification of depreciation expense into cost of goods sold and selling, general and administrative expenses, and a change in the composition of reportable segments. We audited the adjustments described in Note 16 that were applied to revise the 2001 financial statements to reflect the two-for-one stock split and the reclassification of depreciation expense. Our procedures included (a) agreeing the adjustments to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the revised amounts based on those records. We also audited the adjustments described in Note 16 that were applied to revise the 2001 financial statements or that were applied to revise the disclosures for reportable segments. Our procedures included (a) agreeing the adjusted amounts of segment revenues, operating income and assets to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst + Young LLP

Richmond, Virginia

June 3, 2003

PREDECESSOR AUDITOR (ARTHUR ANDERSEN LLP) OPINION

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. (See also Report of Independent Auditors and Note 16.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. (a Virginia corporation) and subsidiaries as of April 29, 2001, and April 30, 2000, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended April 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smithfield Foods, Inc. and subsidiaries as of April 29, 2001, and April 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Richmond, Virginia June 5, 2001

DIRECTORS

SMITHFIELD FOODS, INC.

Robert L. Burrus, Jr.
Chairman and Partner in the law firm
of McGuireWoods LLP

Carol T. Crawford, Esq.
Former Commissioner,
U.S. International Trade Commission

Ray A. Goldberg
Moffett Professor of Agriculture and
Business Emeritus
at Harvard Business School

Joseph W. Luter, III
Chairman of the Board
and Chief Executive Officer
of Smithfield Foods, Inc.

Wendell H. Murphy
Private Investor,
former Chairman of the Board
and Chief Executive Officer
of Murphy Farms, Inc.

Frank S. Royal, M.D.
Physician

John T. Schwieters
Vice Chairman,
Perseus LLC,
a merchant bank and private
equity fund management company

Melvin O. Wright
Advisor to PrimeCorp, Inc.,
a Paris merchant bank

MANAGEMENT

SMITHFIELD FOODS, INC.

Management Board

Joseph W. Luter, III
Chairman and Chief Executive Officer,
Smithfield Foods, Inc.

C. Larry Pope
President and Chief Operating Officer,
Smithfield Foods, Inc.

Douglas W. Dodds
President,
Schneider Corporation

Jerry H. Godwin
President,
Murphy-Brown, LLC

Richard T. Goodman
President,
Smithfield Deli Group

Robert G. Hofmann, II
President,
North Side Foods Corp.

Morten Jensen
President,
Animex Sp. z o.o.

Roger R. Kapella
President,
Patrick Cudahy Incorporated

Lewis R. Little
President,
The Smithfield Packing Company, Incorporated

Joseph W. Luter, IV
Executive Vice President,
Smithfield Foods, Inc.

Richard J.M. Poulson
Executive Vice President and
Senior Advisor to the Chairman,
Smithfield Foods, Inc.

Jean A. Quentin
President,
Smithfield France S.A.S.

Joseph B. Sebring
President,
John Morrell & Co.

Timothy A. Seely
President,
Gwaltney of Smithfield, Ltd.

Robert A. Sharpe II
President, International Operations,
Smithfield Foods, Inc.

Robert A. Slavik
Vice President, Sales and Marketing,
Smithfield Foods, Inc.
President,
Smithfield Culinary Foods Group

Daniel G. Stevens
Vice President and Chief Financial Officer,
Smithfield Foods, Inc.

Robert F. Urell
Senior Vice President, Corporate Engineering
and Environmental Affairs,
Smithfield Foods, Inc.

Richard V. Vesta
President,
Packerland Holdings, Inc.

Corporate Officers

Joseph W. Luter, III
Chairman and Chief Executive Officer

C. Larry Pope
President and Chief Operating Officer

Joseph W. Luter, IV
Executive Vice President

Richard J.M. Poulson
Executive Vice President and
Senior Advisor to the Chairman

Robert F. Urell
Senior Vice President, Corporate Engineering
and Environmental Affairs

Robert A. Sharpe II
President, International Operations

Daniel G. Stevens
Vice President and Chief Financial Officer

Mansour T. Zadeh
Chief Information Officer

Elaine C. Abicht
Vice President, Purchasing

Douglas P. Anderson
Vice President, Rendering

Raoul J. Baxter
Vice President, Corporate Development

Michael H. Cole
Vice President, Deputy General Counsel
and Secretary

Bart Ellis
Vice President, Operations Analysis

Jerry Hostetter
Vice President, Investor Relations
and Corporate Communications

Jeffrey M. Luckman
Vice President, Livestock Procurement

William E. Pierce
Vice President, Information Technology

Lawrence L. Shipp
Vice President, Logistics

Kenneth M. Sullivan
Vice President, Internal Audit

Dhamu Thamodaran
Vice President, Price-Risk Management

Dennis H. Treacy
Vice President, Environmental Affairs and
Community and Government Relations

Jeffrey A. Deel
Corporate Controller

Orville G. Lunking
Corporate Treasurer

CORPORATE INFORMATION

Common Stock Data The Common Stock of the Company has traded on The New York Stock Exchange under the symbol "SFD" since September 28, 1999. Prior to that the Common Stock traded on The Nasdaq National Market under the symbol "SFDS". The following table shows the split-adjusted high and low sales prices of the Common Stock of the Company for each quarter of fiscal 2003 and 2002.

	2003		2002	
	HIGH	LOW	HIGH	LOW
First	$21.80	$15.02	$22.50	$16.83
Second	18.69	14.59	23.86	19.25
Third	20.45	14.60	26.93	19.85
Fourth	18.98	16.87	26.25	20.25

Smithfield Foods, Inc. has not paid dividends on its common stock since its incorporation.

Corporate Headquarters
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
757-365-3000
www.smithfieldfoods.com

Transfer Agent and Registrar
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
312-360-5302

Independent Auditors
Ernst & Young LLP
One James Center, Suite 1000
901 East Cary Street
Richmond, VA 23219

Annual Meeting
The Annual Meeting of Shareholders will be held on September 3, 2003 at 2 p.m. at The Jefferson Hotel, Franklin and Adams Streets, Richmond, Virginia.

Form 10-K Report
Copies of the Company's Form 10-K Annual Report are available without charge, upon written request to:
Corporate Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Investor Relations
Inquiries about investor related information should be directed to:
Vice President of Investor Relations
Smithfield Foods, Inc.
499 Park Avenue, 5th Floor
New York, NY 10022
212-758-2100

DESIGN: RKC! (ROBINSON KURTIN COMMUNICATIONS! INC) FINANCIAL TYPESETTING: MOVEABLE INC. PRINTING: GEORGE RICE & SONS